As filed with the Securities and Exchange Commission on November 6, 2012

Investment Company Act Registration No. 811-22727

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ Registration Statement Under the Investment Company Act of 1940

☒ Amendment No. 1

CUSHING MLP INFRASTRUCTURE FUND

(Exact Name of Registrant as Specified in Charter)

8117 Preston Road, Suite 440

Dallas, Texas 75225

(Address of Principal Executive Offices)

(214) 692-6334

(Registrant’s Telephone Number, including Area Code)

Jerry V. Swank

Cushing MLP Asset Management, LP

8117 Preston Road, Suite 440

Dallas, Texas 75225

(Name and Address of Agent for Service)

Copies to:

Philip H. Harris, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Part A—INFORMATION REQUIRED IN A PROSPECTUS

Item 1 Outside Front Cover

Omitted pursuant to General Instruction G(3) of Form N-2.

Item 2 Cover Pages; Other Offering Information

Omitted pursuant to General Instruction G(3) of Form N-2.

Item 3 Fee Table and Synopsis

3.1 The purpose of the following table is to assist the investor in understanding the various costs and expenses that an investor in Cushing MLP Infrastructure Fund (the “Fund”) will bear directly or indirectly.

Unitholder Transaction Expenses
Sales Load (as a percentage of offering price)	None
Dividend Reinvestment and Cash Purchase Plan Fees	None

Annual Expenses (as a percentage of net assets attributable to common Units)

Management Fees	1.00	%(1)
Interest Payments on Borrowed Funds	None
Other Expenses	1.40%
Total Annual Expenses	2.40%
Fee Waiver/Expense Reimbursement	0.90	%(2)
Net Total Annual Expenses (After Fee Waiver/Expense Reimbursement)	1.50%

(1)

The Investment Management Fee (the “Investment Management Fee”) is 1.00% per annum of the Fund’s Managed Assets payable monthly in advance, calculated as of the first business day of each calendar month. “Managed Assets” means the total assets of the Fund, minus all accrued expenses incurred in the normal course of operations other than liabilities or obligations attributable to Financial Leverage, including, without limitation, Financial Leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objective and policies, and/or (iv) any other means.

(2)

The Adviser has contractually agreed, for a period of one year from the date of the Fund’s registration under the 1940 Act, to waive a portion of the Investment Management Fee and/or reimburse the Fund for certain Fund operating expenses so that Fund Annual Expenses (exclusive of any taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) do not exceed 1.50% of the Fund’s Managed Assets.

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1000 investment, assuming a 5% annual return(1)	$15	$66	$120	$267

(1)

Assumes Total Annual Expenses of 1.50% during the first year and Total Annual Expenses of 2.40% thereafter. The example should not be considered a representation of future expenses. The example assumes that the estimated “Other Expenses” set forth in the annual expenses table are accurate. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

3.2 Omitted pursuant to General Instruction G(3) of Form N-2.

Item 4 Financial Highlights

Omitted pursuant to General Instruction G(3) of Form N-2.

Item 5 Plan of Distribution

Omitted pursuant to General Instruction G(3) of Form N-2.

Item 6 Selling Shareholders

Omitted pursuant to General Instruction G(3) of Form N-2.

Item 7 Use of Proceeds

Omitted pursuant to General Instruction G(3) of Form N-2.

Item 8 General Description of the Registrant

8.1 General. The Fund is a non-diversified closed-end management investment company. The Fund was organized as a Delaware statutory trust on January 15, 2010.

8.2 Investment Objectives and Policies. The Fund’s investment objective is to seek a high level of after-tax total return, with an emphasis on current distributions to common unitholders. No assurance can be given that the Fund’s investment objective will be achieved.

The Fund will, under normal market conditions, invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in publicly traded securities of MLPs and MLP Affiliates or companies operating in the infrastructure sector. “MLP Affiliates” are affiliates of MLPs that own primarily general partner interests or, in some cases, subordinated units, registered or unregistered common units, or other limited partner units in an MLP.

The Fund seeks to achieve its investment objective by investing, under normal market conditions, in master limited partnerships (“MLPs”). Entities commonly referred to as “MLPs” are taxed as partnerships for federal income tax purposes and are generally organized under state law as limited partnerships or limited liability companies. The Fund is managed by Cushing MLP Asset Management, LP (the “Investment Adviser”).

The Fund seeks to achieve its investment objective through investments in publicly traded MLPs that, in the Investment Adviser’s view, are most attractive. The Fund will focus primarily on “midstream” MLPs, whose business models are often referred to as “toll road” businesses. Midstream MLPs collect, gather, transport and store natural resources and their byproducts (primarily crude oil, natural gas and refined petroleum products), generally without taking ownership of the physical commodity.

The Fund’s Investment Adviser selects a core group of energy infrastructure MLPs utilizing a proprietary quantitative ranking system and seeks to build a strategically developed core portfolio of energy infrastructure MLPs with a tactical overlay of additional MLPs to take advantage of the changing dynamics across the various MLP subsectors within the energy infrastructure sector. The Fund will be actively managed and the quantitative analysis will be dynamic in conjunction with the Investment Adviser’s proprietary research process. The Investment Adviser utilizes its vast financial and industry experience to identify the absolute and relative value opportunities across the different MLP subsectors that, in the Investment Adviser’s view, present the best investments. The Fund will attempt to outperform unmanaged MLP indices through various fundamental and technical strategies. The results of the Investment Adviser’s analysis and comprehensive investment process will influence the weightings of positions held by the Fund within each subsector.

The Fund will generally seek to invest in 20 to 30 issuers with generally no more than 10% of the Fund’s total assets in any one issue and no more than 15% of total assets in any one issuer, in each case, determined at the time of investment. For purposes of this limit, an “issuer” includes both an MLP and its controlling general partner or managing member and an “issue” is a class of an issuer’s securities or a derivative security that tracks that class of securities. The Fund may seek to invest in initial public offerings (“IPOs”) and secondary market issuances, private investment in public equity (“PIPE”) transactions. Generally, no more than 50% of the Fund’s portfolio will be in PIPE or other private or restricted securities at the time of investment.

The Fund may also invest in MLP entities involved in other segments of the energy and energy infrastructure sectors, including propane and coal MLPs. Propane MLP services include the distribution of propane to homeowners for space and water heating and to commercial, industrial and agricultural customers. Coal MLP services include the owning, leasing, managing, production and sale of coal and coal reserves.

The Fund may invest in debt securities rated, at the time of investment, at least (i) B3 by Moody’s Investors Service, Inc. (“Moody’s”), (ii) B- by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or (iii) a comparable rating by another rating agency, provided, however, that the Fund may invest up to 5% of the Fund’s total assets in lower rated or unrated debt securities (commonly referred to as “junk bonds”) of MLPs, MLP Affiliates and other issuers in the energy and energy infrastructure sectors.

Investment Restrictions

The Fund operates under the following restrictions that constitute fundamental policies that, except as otherwise noted, cannot be changed without the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund voting together as a single class, which is defined by the

Investment Company Act of 1940, as amended (the “1940 Act”) as the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities. Except as otherwise noted, all percentage limitations set forth below apply immediately after a purchase or initial investment and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. These restrictions provide that the Fund shall not:

1.	borrow money or issue senior securities except in compliance with the 1940 Act;

2.	act as an underwriter of securities issued by others, except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under applicable securities laws;

3.	invest in any security if, as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry, except that the Fund will concentrate its assets in the group of industries constituting the energy and energy infrastructure sectors, and except that this policy shall not apply to securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions;

4.	purchase or sell real estate, except that the Fund may: (a) acquire or lease office space for its own use, (b) invest in securities of issuers that invest in real estate or interests therein or that are engaged in or operate in the real estate industry, (c) invest in securities that are secured by real estate or interests therein, (d) purchase and sell mortgage-related securities, or (e) hold and sell real estate acquired by the Fund as a result of the ownership of securities, and except as otherwise permitted by applicable law;

5.	purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except that this restriction shall not prohibit the Fund from purchasing or selling options, futures contracts and related options thereon, forward contracts, swaps, caps, floors, collars and any other financial instruments or from investing in securities or other instruments backed by physical commodities , and except as otherwise permitted by applicable law;

6.	make loans of money or property to any person, except (a) to the extent that securities or interests in which the respective Fund may invest are considered to be loans, (b) through the loan of portfolio securities in an amount up to 33% of the Fund’s total assets or (c) by engaging in repurchase agreements, and except as may otherwise be permitted by applicable law.

The rest of the Fund’s investment policies, including the Fund’s investment objective and percentage parameters described in this registration statement, are not fundamental policies of the Fund and may be changed without Unitholder approval. Unitholders, however, will be notified in writing of any change to the Fund’s investment objective or policy of investing at least 80% of its total assets in MLP investments and infrastructure companies, at least 60 days prior to effecting any such change.

8.3 Risks Factors

An investment in the Fund is highly speculative and involves a high degree of risk. An investment in the Fund is suitable only for sophisticated investors who fully understand and are capable of bearing the risks of an investment in the Fund. No guarantee or representation is made that the Fund will achieve its investment objective or that Common Unitholders will receive a return of their capital. The following discusses certain risks and potential conflicts of interest. However, this list is not, and is not intended to be, an exhaustive list or a comprehensive description of the types of risks that any investor in the Fund may encounter, and other risks and conflicts not discussed below may arise in connection with the management and operation of the Fund.

Investment and Market Risk. An investment in Common Units of the Fund is subject to investment risk, including the possible loss of an investor’s entire investment. An investment in Common Units of the Fund represents an indirect investment in the securities owned by the Fund, which will be traded on a national securities exchange or in the over-the-counter markets. The value of the securities in the Fund’s portfolio, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of the securities in which the Fund invests will affect the value of Common Units of the Fund. Common Units of the Fund at any point in time may be worth less than at the time of original investment, even after taking into account the reinvestment of the Fund’s distributions. The Fund is primarily a long-term investment vehicle and should not be viewed as short-term. An investment in Common Units of the Fund is not intended to constitute a complete investment program and should not be viewed as such.

Sector Concentration Risk. Under normal market conditions the Fund will invest substantially of its net assets in publicly traded MLP investments, which operate primarily in the energy and energy infrastructure sectors. There are risks inherent in the energy and energy infrastructure sectors and the businesses of MLPs including those described below.

MLP Risks. There are several risks associated with investments in MLPs, including the following:

—Cyclicality Risk. The operating results of companies in the broader natural resource sector are cyclical, with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the natural resource sector may adversely affect the earnings or operating cash flows of the MLPs in which the Fund will invest.

—Supply Risk. The profitability of MLPs, particularly those involved in processing, gathering and pipeline transportation, may be materially impacted by the volume of natural gas or other energy commodities available for transportation, processing, storage or distribution. A significant decrease in the production of natural gas, crude oil, coal or other energy commodities, due to the decline of production from existing resources, import supply disruption, depressed commodity prices or otherwise, would reduce the revenue, operating income and operating cash flows of MLPs and, therefore, their ability to make distributions or pay dividends.

—Demand Risk. A sustained decline in demand for coal, natural gas, natural gas liquids, crude oil or refined petroleum products could adversely affect an MLP’s revenues and cash flows. Factors that could lead to a sustained decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity that is not, or is not expected to be, merely a short-term increase, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products. Demand may also be adversely affected by consumer sentiment with respect to global warming and by state or federal legislation intended to promote the use of alternative energy sources.

—Risks Relating to Expansions and Acquisitions. MLPs employ a variety of means to increase cash flow, including increasing utilization of existing facilities, expanding operations through new construction or development activities, expanding operations through acquisitions, or securing additional long-term contracts. Thus, some MLPs may be subject to construction risk, development risk, acquisition risk or other risks arising from their specific business strategies. MLPs that attempt to grow through acquisitions may not be able to effectively integrate acquired operations with their existing operations. In addition, acquisition or expansion projects may not perform as anticipated. A significant slowdown in merger and acquisition activity in the natural resource sector could reduce the growth rate of cash flows received by the Fund from MLPs that grow through acquisitions.

—Competition Risk. The natural resource sector is highly competitive. The MLPs in which the Fund will invest will face substantial competition from other companies, many of which will have greater financial, technological, human and other resources, in acquiring natural resource assets, obtaining and retaining customers and contracts and hiring and retaining qualified personnel. Larger companies may be able to pay more for assets and may have a greater ability to continue their operations during periods of low commodity prices. To the extent that the MLPs in which the Fund will invest are unable to compete effectively, their operating results, financial position, growth potential and cash flows may be adversely affected, which could in turn adversely affect the results of the Fund.

—Weather Risk. Extreme weather conditions, such as hurricanes, could result in substantial damage to the facilities of certain MLPs located in the affected areas and significant volatility in the supply of natural resources, commodity prices and the earnings of MLPs, and could therefore adversely affect their securities.

—Interest Rate Risk. The prices of the equity and debt securities of the MLPs the Fund expects to hold in its portfolio are susceptible in the short term to a decline when interest rates rise. Rising interest rates could limit the capital appreciation of securities of certain MLPs as a result of the increased availability of alternative investments with yields comparable to those of MLPs. Rising interest rates could adversely impact the financial performance of MLPs by increasing their cost of capital. This may reduce their ability to execute acquisitions or expansion projects in a cost effective manner.

—MLP Structure Risk. Holders of MLP units are subject to certain risks inherent in the structure of MLPs, including (i) tax risks (described further below), (ii) the limited ability to elect or remove management or the GP or managing member (iii) limited voting rights, except with respect to extraordinary transactions, and (iv) conflicts of interest between the GP or managing member and its affiliates, on the one hand, and the limited partners or members, on the other hand, including those arising from incentive distribution payments or corporate opportunities.

—Commodity Price Risk. The return on the Fund’s investments in MLPs will be dependent on the operating margins received and cash flows generated by those companies from the exploration for, and development, production, gathering, transportation, processing, storage, refining, distribution, mining or marketing of, coal, natural gas, natural gas liquids, crude oil, refined petroleum products or other hydrocarbons. These operating margins and cash flows may fluctuate widely in response to a variety of factors, including global and domestic economic conditions, weather conditions, natural disasters, the supply and price of imported natural resources, political instability, conservation efforts and governmental regulation. Natural resource commodity prices have been very volatile in the past and such volatility is expected to continue. MLPs engaged in crude oil and natural gas exploration, development or production, natural gas gathering and processing, crude oil refining and transportation and coal mining or sales may be directly affected by their respective natural resource commodity prices. The volatility of, and interrelationships between, commodity prices can also indirectly affect certain MLPs due to the potential impact on the volume of commodities transported, processed, stored or distributed. Some MLPs that own the underlying energy commodity may be unable to effectively mitigate or manage direct margin exposure to commodity price levels. The prices of MLP securities can be adversely affected by market perceptions that their performance and distributions or dividends are directly tied to commodity prices.

Sub-Sector Specific Risk. Certain MLPs are also subject to risks that are specific to the particular sub-sector of the energy and energy infrastructure sectors in which they operate.

—Pipelines. Pipeline companies are subject to the demand for natural gas, natural gas liquids, crude oil or refined products in the markets they serve, changes in the availability of products for gathering, transportation, processing or sale due to natural declines in reserves and production in the supply areas serviced by the companies’ facilities, sharp decreases in crude oil or natural gas prices that cause producers to curtail production or reduce capital spending for exploration activities, and environmental regulation. Demand for gasoline, which accounts for a substantial portion of refined product transportation, depends on price, prevailing economic conditions in the markets served, and demographic and seasonal factors. Companies that own interstate pipelines that transport natural gas, natural gas liquids, crude oil or refined petroleum products are subject to regulation by the Federal Energy Regulatory Commission (“FERC”) with respect to the tariff rates they may charge for transportation services. An adverse determination by FERC with respect to the tariff rates of such a company could have a material adverse effect on its business, financial condition, results of operations and cash flows of those companies and their ability to pay cash distributions or dividends. In addition, FERC has a tax allowance policy, which permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them. If FERC’s income tax allowance policy were to change in the future to disallow a material portion of the income tax allowance taken by such interstate pipeline companies, it would adversely impact the maximum tariff rates that such companies are permitted to charge for their transportation services, which would in turn adversely affect the results of operations and cash flows of those companies and their ability to pay cash distributions or dividends to their unit holders or shareholders.

—Gathering and Processing. Gathering and processing companies are subject to natural declines in the production of oil and natural gas fields, which utilize their gathering and processing facilities as a way to market their production, prolonged declines in the price of natural gas or crude oil, which curtails drilling activity and therefore production, and declines in the prices of natural gas liquids and refined petroleum products, which cause lower processing margins. In addition, some gathering and processing contracts subject the gathering or processing company to direct commodities price risk.

—Exploration and Production. Exploration, development and production companies are particularly vulnerable to declines in the demand for and prices of crude oil and natural gas. Reductions in prices for crude oil and natural gas can cause a given reservoir to become uneconomic for continued production earlier than it would if prices were higher, resulting in the plugging and abandonment of, and cessation of production from, that reservoir. In addition, lower commodity prices not only reduce revenues but also can result in substantial downward adjustments in reserve estimates. The accuracy of any reserve estimate is a function of the quality of available data, the accuracy of assumptions regarding future commodity prices and future exploration and development costs and engineering and geological interpretations and judgments. Different reserve engineers may make different estimates of reserve quantities and related revenue based on the same data. Actual oil and gas prices, development expenditures and operating expenses will vary from those assumed in reserve estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of reserves and future net cash flow being materially different from those estimated in reserve reports. In addition, results of drilling, testing and production and changes in prices after the date of reserve estimates may result in downward revisions to such estimates. Substantial downward adjustments in reserve estimates could have a material adverse effect on a given exploration and production company’s financial position and results of operations. In addition, due to natural declines in reserves and production, exploration and production companies must economically find or acquire and develop additional reserves in order to maintain and grow their revenues and distributions.

—Propane. Propane companies are subject to earnings variability based upon weather patterns in the locations where they operate and increases in the wholesale price of propane which reduce profit margins. In addition, propane companies are facing increased competition due to the growing availability of natural gas, fuel oil and alternative energy sources for residential heating.

—Coal. Coal companies are subject to declines in the demand for and prices of coal. Demand variability can be based on weather conditions, the strength of the domestic economy, the level of coal stockpiles in their customer base, and the prices of competing sources of fuel for electric generation. They are also subject to supply variability based on geological conditions that reduce the productivity of mining operations, the availability of regulatory permits for mining activities and the availability of coal that meets the standards of the federal Clean Air Act of 1990, as amended (the “Clean Air Act”). Demand and prices for coal may also be affected by current and proposed regulatory limitations on emissions from coal-fired power plants and the facilities of other coal end users. Such limitations may reduce demand for the coal produced and transported by coal companies. Certain coal companies could face declining revenues if they are unable to acquire additional coal reserves or other mineral reserves that are economically recoverable.

—Marine shipping. Marine shipping companies are subject to supply of and demand for, and level of consumption of, natural gas, liquefied natural gas, crude oil, refined petroleum products and liquefied petroleum gases in the supply and market areas they serve, which affect the demand for marine shipping services and therefore charter rates. Shipping companies’ vessels and cargoes are also subject to the risk of being damaged or lost due to marine disasters, extreme weather, mechanical failures, grounding, fire, explosions, collisions, human error, piracy, war and terrorism. Some vessels may also require replacement or significant capital improvements earlier than otherwise required due to changing regulatory standards. Shipping companies or their ships may be chartered in any country and the Fund’s investments in such issuers may be subject to risks similar to risks related to investments in non-U.S. securities.

Cash Flow Risk. The Fund will derive substantially all of its cash flow from investments in equity securities of MLPs. The amount of cash that the Fund has available to distribute to Unitholders will depend on the ability of the MLPs in which the Fund has an interest to make distributions or pay dividends to their investors and the tax character of those distributions or dividends. The Fund will likely have no influence over the actions of the MLPs in which it invests with respect to the payment of distributions or dividends. The amount of cash that any individual MLP can distribute to its investors, including the Fund, will depend on the amount of cash it generates from operations, which will vary from quarter to quarter depending on factors affecting the natural resource sector generally and the particular business lines of the issuer. Available cash will also depend on the MLP’s operating costs, capital expenditures, debt service requirements, acquisition costs (if any), fluctuations in working capital needs and other factors. The cash that a MLP will have available for distribution will also depend on the incentive distributions payable to its GP or managing member in connection with distributions paid to its equity investors.

Regulatory Risk. The profitability of MLPs could be adversely affected by changes in the regulatory environment. MLPs are subject to significant foreign, federal, state and local regulation in virtually every aspect of their operations, including with respect to how facilities are constructed, maintained and operated, environmental and safety controls, and the prices they may charge for the products and services they provide. Such regulation can change over time in both scope and intensity. For example, a particular by-product may be declared hazardous by a regulatory agency and unexpectedly increase production costs. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs. MLPs may be adversely affected by future regulatory requirements. While the nature of such regulations cannot be predicted at this time, they may impose additional costs or limit certain operations by MLPs operating in various sectors. There have been proposals in Congress to eliminate certain tax incentives widely used by oil and gas companies and the imposition of new fees on certain energy producers. The elimination of such tax incentives and imposition of such fees could adversely affect MLP in which the Fund invests and/or the energy sector generally.

Environmental Risk. There is an inherent risk that MLPs may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. For example, an accidental release from wells or gathering pipelines could subject them to substantial liabilities for environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase the compliance costs of MLPs, and the cost of any remediation that may become necessary. MLPs may not be able to recover these costs from insurance.

Specifically, the operations of wells, gathering systems, pipelines, refineries and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

—the Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

—the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

—the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws and regulations that impose requirements for the handling and disposal of waste from facilities; and

—the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as “Superfund,” and comparable state laws and regulations that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by MLPs or at locations to which they have sent waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including RCRA, CERCLA, the federal Oil Pollution Act and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

Proposals for voluntary initiatives and mandatory controls are being discussed both in the United States and worldwide to reduce emissions of “greenhouse gases” such as carbon dioxide, a by-product of burning fossil fuels, and methane, the major constituent of natural gas, which many scientists and policymakers believe contribute to global climate change. These measures, if adopted, could result in increased costs to certain companies in which the Fund may invest to operate and maintain Natural Resource facilities and administer and manage a greenhouse gas emissions program.

In the wake of a Supreme Court decision holding that the Environmental Protection Agency (“EPA”) has some legal authority to deal with climate change under federal Clean Air Act of 1990, as amended (the “Clean Air Act”), the EPA and the Department of Transportation jointly wrote regulations to cut gasoline use and control greenhouse gas emissions from cars and trucks. These measures, and other programs addressing greenhouse gas emissions, could reduce demand for energy or raise prices, which may adversely affect the total return of certain of the Fund’s investments.

The types of regulations described above can change over time in both scope and intensity, may have adverse effects on Energy Companies and may be implemented in unforeseen manners on an “emergency” basis in response to catastrophes or other events.

Affiliated Party Risk. Certain MLPs are dependent on their parents or sponsors for a majority of their revenues. Any failure by an MLP’s parents or sponsors to satisfy their payments or obligations would impact the MLP’s revenues and cash flows and ability to make distributions. Moreover, the terms of an MLP’s transactions with its parent or sponsor are typically not arrived at on an arm’s-length basis, and may not be as favorable to the MLP as a transaction with a non-affiliate.

Catastrophe Risk. The operations of MLPs are subject to many hazards inherent in the exploration for, and development, production, gathering, transportation, processing, storage, refining, distribution, mining or marketing of coal, natural gas, natural gas liquids, crude oil, refined petroleum products or other hydrocarbons, including: damage to production equipment, pipelines, storage tanks or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction or other equipment; leaks of natural gas, natural gas liquids, crude oil, refined petroleum products or other hydrocarbons; and fires and explosions. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, and may result in the curtailment or suspension of their related operations. Not all MLPs are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect the MLP’s operations and financial condition.

Risks Associated with an Investment in IPOs. Securities purchased in IPOs are often subject to the general risks associated with investments in companies with small market capitalizations, and typically to a heightened degree. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in an

IPO may be highly volatile. At any particular time or from time to time, the Fund may not be able to invest in IPOs, or to invest to the extent desired, because, for example, only a small portion (if any) of the securities being offered in an IPO may be available to the Fund. In addition, under certain market conditions, a relatively small number of companies may issue securities in IPOs. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when it is able to do so. IPO securities may be volatile, and the Fund cannot predict whether investments in IPOs will be successful. As the Fund grows in size, the positive effect of IPO investments on the Fund may decrease.

Liquidity Risk The investments made by the Fund, including investments in MLPs, may be relatively illiquid and consequently the Fund may not be able to sell such investments at prices that reflect the Adviser’s assessment of their value, the value at which the Fund is carrying the securities on its books or the amount paid for such investments by the Fund. Furthermore, the nature of the Fund’s investments may require a long holding period prior to profitability.

Although the equity securities of the MLPs in which the Fund invests generally trade on major stock exchanges, certain securities may trade less frequently, particularly those with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. Investment of the Fund’s capital in securities that are less actively traded or over time experience decreased trading volume may restrict the Fund’s ability to take advantage of other market opportunities.

Tax Risks of the Fund’s Investments. There are certain tax risks associated with an investment in MLP securities.

—Tax Law Changes. Changes in tax laws, regulations or interpretations of those laws or regulations in the future could adversely affect the Fund or the MLPs in which the Fund will invest. Any such changes could negatively impact the Fund’s Unitholders.

—Tax Risk of MLPs. The Fund’s ability to meet its investment objective will depend partially on the amounts of taxable income it is allocated and the amount of distributions and dividends it receives from the securities in which it will invest, a factor over which it has no control. The benefit the Fund will derive from its investment in MLPs is largely dependent on the MLP’s being treated as partnerships for federal income tax purposes. As a partnership, a MLP has no federal income tax liability at the entity level. If, as a result of a change in current law or a change in a MLP’s business, a MLP were to be treated as a corporation for federal income tax purposes, it would be subject to federal income tax on its income at the graduated tax rates applicable to corporations (currently a maximum rate of 35%). In addition, if a MLP were to be classified as a corporation for federal income tax purposes, the amount of cash available for distribution by it would be reduced and distributions received by the Fund from it would be taxed under federal income tax laws applicable to corporate distributions (as dividend income, return of capital, or capital gain). Therefore, treatment of MLPs as corporations for federal income tax purposes would result in a reduction in the after-tax return to the Fund, likely causing a reduction in the value of Common Units of the Fund.

—Deferred Tax Risks of MLPs. As an equity limited partner or member in the MLPs in which the Fund will invest, the Fund will be required to include in its taxable income its allocable share of income, gains, losses, deductions, and credits from those MLPs, regardless of whether they distribute any cash to the Fund. Historically, a significant portion of the income from MLPs has been offset by tax deductions. The Unitholders of the Fund will be taxed on the Fund’s allocable share of a MLP’s income and gains that is not offset by tax deductions, losses and credits. The portion, if any, of a distribution received by the Fund as an equity investor in a MLP that is offset by the MLP’s tax deductions, losses or credits will be treated as a tax-advantaged return of capital. However, those distributions will reduce the Fund’s adjusted tax basis in the equity securities of the MLP, which will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes upon the sale of any such equity securities or upon subsequent distributions in respect of such equity securities. The percentage of a MLP’s income and gains that is offset by tax deductions, losses and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in the Fund’s portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in increased current tax liability for Unitholders of the Fund.

—2012 U.S. Federal Budget. The proposed U.S. federal budget for fiscal year 2012 calls for the elimination of specific tax incentives widely used by oil and gas companies and the imposition of new fees on certain energy producers. The elimination of such tax incentives and imposition of such fees could adversely affect MLPs in which the Fund invests and/or the energy sector generally.

—Tax Risks of Corporations. The Fund may also invest in companies that are classified as corporations for federal income tax purposes. Any distributions received by the Fund from these companies will be taxed under federal income tax laws applicable to corporate distributions (as dividend income, return of capital or capital gain). The amount of a corporate distribution taxable to the Fund as a dividend will depend upon the earnings and profits of the company making the distribution. Historically, the types of corporate companies in which the Fund may invest generally have paid dividends to their equity holders in excess of earnings and profits. However, the earnings and profits of a corporation will fluctuate over time for a variety of reasons, including those discussed in this document. An increase in a corporation’s earnings and profits may result in a greater proportion of its corporate distributions being treated as a taxable dividend, resulting in an increased current tax liability to the Unitholders of the Fund. In addition, the Fund may invest in certain foreign entities that constitute “passive foreign investment companies” (“PFICs”) for U.S. federal income tax purposes. As a result of an investment in a PFIC, the Fund may be subject to an interest charge or, if it makes a certain election, may be required to recognize taxable income related to such investment prior to its receipt of the corresponding cash.

—Deferred Tax Risks of Investing in Common Units of the Fund. A reduction in the percentage of the distributions received by the Fund that are offset by tax deductions, losses or credits, or an increase in its portfolio turnover, will reduce that portion of such distributions treated as a tax-advantaged return of capital and increase that portion treated as ordinary income, which would result in lower after-tax distributions to Unitholders.

Risks Associated with an Investment in Non-U.S. Companies. Investments in securities of non-U.S. companies are subject to certain additional risks.

—Non-U.S. Securities Risk. Investing in securities of non-U.S. issuers involves certain risks not involved in domestic investments, including, but not limited to: fluctuations in currency exchange rates; future foreign economic, financial, political and social developments; different legal systems; the possible imposition of exchange controls or other foreign governmental laws or restrictions; lower trading volume; greater price volatility and illiquidity; different trading and settlement practices; less governmental supervision; high and volatile rates of inflation; fluctuating interest rates; less publicly available information; and different accounting, auditing and financial recordkeeping standards and requirements. Non-U.S. issuers in which the Fund may invest include royalty trusts. Royalty trusts are publicly traded investment vehicles that gather income on royalties and pay out almost all cash flows to shareholders as distributions. Royalty trusts have no physical operations and no management or employees. Typically royalty trusts own the rights to royalties on the production and sales of a natural resource, including oil, gas, minerals and timber. Royalty trusts are, in some respects, similar to certain MLPs and include risks similar to those MLPs.

—Non-U.S. Currency Risk. Because the Fund may invest in securities denominated or quoted in non-U.S. currencies, changes in the non-U.S. currency/U.S. dollar exchange rate may affect the value of the Fund’s securities and the unrealized appreciation or depreciation of its investments.

—Currency Hedging Risk. The Fund may in the future hedge against currency risk resulting from investing in non-U.S. MLPs valued in non-U.S. currencies. Currency hedging transactions in which the Fund may engage include buying or selling options or futures or entering into other foreign currency transactions including forward foreign currency contracts, currency swaps or options on currency and currency futures and other derivatives transactions. Hedging transactions can be expensive and have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or the illiquidity of the derivative instruments. Furthermore, the ability to successfully use hedging transactions depends on the Investment Adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of hedging transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that the Fund might otherwise sell. The use of hedging transactions may result in the Fund incurring losses as a result of matters beyond the Fund’s control. For example losses may be incurred because of the imposition of exchange controls, the suspension of settlements or the Fund’s inability to deliver or receive a specified currency.

—Emerging Markets Risk. Investments in emerging markets instruments, while generally providing greater potential opportunity for capital appreciation and higher yields than investments in more developed market instruments, may also involve greater risk. Emerging markets may be subject to economic, social and political risks not applicable to instruments of developed market issuers, such as repatriation, exchange control or other monetary restrictions, taxation risks, and special considerations due to limited publicly available information, less stringent regulatory standards, and lack of uniformity in accounting. With respect to certain countries, there is a possibility of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, limitations on the removal of funds or other assets of the Fund, political or social instability or diplomatic developments that could affect investments in those countries. An issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other.

Equity Securities Risk. MLP common units and other equity securities of MLPs can be affected by macroeconomic, political, global and other factors affecting the stock market in general, expectations of interest rates, investor sentiment towards MLPs or the natural resource sector, changes in a particular company’s financial condition, or the unfavorable or unanticipated poor performance of a particular MLP (which is generally measured in terms of distributable cash flow). Prices of common units and other equity securities of individual MLPs can also be affected by fundamentals unique to the partnership or company, including earnings power and coverage ratios.

—MLP Subordinated Units. MLP subordinated units are not typically listed on an exchange or publicly traded. Holders of MLP subordinated units are entitled to receive a distribution only after the minimum quarterly distribution has been paid to holders of common units, but prior to payment of incentive distributions to the GP or managing member. MLP subordinated units generally do not provide arrearage rights. Most MLP subordinated units are convertible into common units after the passage of a specified period of time or upon the achievement by the MLP of specified financial goals.

—GP and Managing Member Interests. GP and managing member interests are not publicly traded, though they may be owned by publicly traded entities, such as GPs of MLPs. A holder of GP or managing member interests can be liable in certain circumstances for amounts greater than the amount of the holder’s investment. In addition, while a GP’s or managing member’s incentive distribution rights can mean that GPs and managing members have higher distribution growth prospects than their underlying MLPs, these incentive distribution payments would decline at a greater rate than the decline rate in quarterly distributions to common or subordinated unit holders in the event of a reduction in the MLP’s quarterly distribution. A GP or managing member interest can be redeemed by the MLP if the MLP unit holders choose to remove the GP, typically by a supermajority vote of the limited partners or members.

Small-Cap and Mid-Cap Company Risk. Certain of the MLPs in which the Fund may invest may have small or medium-sized market capitalizations (“small-cap” and “mid-cap” companies, respectively). Investing in the securities of small-cap or mid-cap MLPs presents some particular investment risks. These MLPs may have limited product lines and markets, as well as shorter operating histories, less experienced management and more limited financial resources than larger MLPs, and may be more vulnerable to adverse general market or economic developments. Stocks of these MLPs may be less liquid than those of larger MLPs, and may experience greater price fluctuations than larger MLPs. In addition, small-cap or mid-cap company securities may not be widely followed by investors, which may result in reduced demand.

Debt Securities Risks. The Fund may invest in debt securities rated, at the time of investment, at least (i) B3 by Moody’s, (ii) B- by S&P or Fitch, or (iii) a comparable rating by another rating agency, provided, however, that the Fund may invest up to 5% of the Fund’s total assets in lower rated or unrated debt securities of MLPs, MLP Affiliates and other issuers in the energy and energy infrastructure sectors. Debt securities rated below investment grade are commonly known as “junk bonds” and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations, and involve major risk exposure to adverse conditions.

Debt securities are subject to many of the risks described elsewhere in this section. In addition, they are subject to credit risk, prepayment risk and, depending on their quality, other special risks.

—Credit Risk. An issuer of a debt security may be unable to make interest payments and repay principal. The Fund could lose money if the issuer of a debt obligation is, or is perceived to be, unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. The downgrade of a security may further decrease its value.

—Below Investment Grade and Unrated Debt Securities Risk. The Fund may invest up to 5% of the Fund’s total assets in below investment grade and unrated debt securities of MLPs, MLP Affiliates and other issuers in the energy and energy infrastructure sectors. Below investment grade debt securities in which the Fund may invest are rated from B3 to Ba1 by Moody’s, from B- to BB+ by Fitch or S&P, or comparably rated by another rating agency. Below investment grade and unrated debt securities generally pay a premium above the yields of U.S. government securities or debt securities of investment grade issuers because they are subject to greater risks than these securities. These risks, which reflect their speculative character, include the following: greater yield and price volatility; greater credit risk and risk of default; potentially greater sensitivity to general economic or industry conditions; potential lack of attractive resale opportunities (illiquidity); and additional expenses to seek recovery from issuers who default.

In addition, the prices of these below investment grade and unrated debt securities are more sensitive to negative developments, such as a decline in the issuer’s revenues, downturns in profitability in the natural resources industry or a general economic downturn, than are the prices of higher-grade securities. Below investment grade and unrated debt securities tend to be less liquid than investment grade securities and the market for below investment grade and unrated debt securities could contract further under adverse market or economic conditions. In such a scenario, it may be more difficult for the Fund to sell these securities in a timely manner or for as high a price as could be realized if such securities were more widely traded. The market value of below investment grade and unrated debt securities may be more volatile than the market value of investment grade securities and generally tends to reflect the market’s perception of the creditworthiness of the issuer and short-term market developments to a greater extent than investment grade securities, which primarily reflect fluctuations in general levels of interest rates. In the event of a default by a below investment grade or unrated debt security held in the Fund’s portfolio in the payment of principal or interest, the Fund may incur additional expense to the extent the Fund is required to seek recovery of such principal or interest.

—Reinvestment Risk. Certain debt instruments, particularly below investment grade securities, may contain call or redemption provisions which would allow the issuer of the debt instrument to prepay principal prior to the debt instrument’s stated maturity. This is also sometimes known as prepayment risk. Prepayment risk is greater during a falling interest rate environment as issuers can reduce their cost of capital by refinancing higher yielding debt instruments with lower yielding debt instruments. An issuer may also elect to refinance its debt instruments with lower yielding debt instruments if the credit standing of the issuer improves. To the extent debt securities in the Fund’s portfolio are called or redeemed, the Fund may be forced to reinvest in lower yielding securities.

Convertible Instrument Risk. The Fund may invest in convertible instruments issued by MLPs, MLP Affiliates and other issuers in the energy and energy infrastructure sectors. A convertible instrument is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common shares of the same or a different issuer within a particular period of time at a specified price or formula. Convertible debt instruments have characteristics of both fixed income and equity investments. Convertible instruments are subject both to the stock market risk associated with equity securities and to the credit and interest rate risks associated with fixed-income securities. As the market price of the equity security underlying a convertible instrument falls, the convertible instrument tends to trade on the basis of its yield and other fixed-income characteristics. As the market price of such equity security rises, the convertible security tends to trade on the basis of its equity conversion features. The Fund may invest in convertible instruments that have varying conversion values. Convertible instruments are typically issued at prices that represent a premium to their conversion value. Accordingly, the value of a convertible instruments increases (or decreases) as the price of the underlying equity security increases (or decreases). If a convertible instrument held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the instrument, or convert it into the underlying stock, and will hold the stock to the extent the Investment Adviser determines that such equity investment is consistent with the investment objective of the Fund.

Strategic Transactions Risk. Although the Fund will not invest in exchange-traded futures contracts or options on such contracts, the Fund may engage in certain strategies for purposes such as seeking to hedge various market risks inherent in the Fund’s portfolio, to manage the effective maturity or duration of income-producing securities in the Fund’s portfolio or for other portfolio management purposes. These strategies may be executed through the use of derivative contracts. In the course of pursuing these investment strategies, the Fund may purchase and sell derivative investments such as exchange-listed and over-the-counter put and call options on securities, equity, fixed income and interest rate indices, and other security instruments, and may enter into various interest rate transactions such as swaps, caps, floors or collars or credit transactions and credit default swaps and invest in forward contracts. The Fund also may purchase derivative investments that combine features of these instruments. The use of derivatives has risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative investments. Furthermore, the ability to successfully use these techniques depends on the Fund’s ability to predict pertinent market movements, which cannot be assured. Thus, their use may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash, or other assets held in margin accounts with respect to derivative transactions, are not otherwise available to the Fund for investment purposes.

The Fund may write covered call options. As the writer of a covered call option, the Fund gives up the opportunity during the option’s life to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but the Fund retains the risk of loss should the price of the underlying security decline.

The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If the Fund were unable to close out a covered call option that the Fund had written on a security, the Fund would not be able to sell the underlying security unless the option expired without exercise.

Depending on whether the Fund would be entitled to receive net payments from the counterparty on a swap or cap, which in turn would depend on the general state of short-term interest rates at that point in time, a default by a counterparty could negatively impact the performance of the Fund’s common units. In addition, at the time an interest rate swap or cap transaction reaches its scheduled termination date, there is a risk that the Fund would not be able to obtain a replacement transaction or that the terms of the replacement would not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the performance of the Fund’s common units. If the Fund fails to maintain any required asset coverage ratios in connection with any use by the Fund of Leverage Instruments, the Fund may be required to redeem or prepay some or all of the Leverage Instruments. Such redemption or prepayment would likely result in the Fund’s seeking to terminate early all or a portion of any swap or cap transactions. Early termination of a swap could result in a termination payment by or to the Fund. Early termination of a cap could result in a termination payment to the Fund.

The use of interest rate swaps and caps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. Depending on market conditions in general, the Fund’s use of swaps or caps could enhance or harm the overall performance of the Common Units. To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, and could result in a decline in the net asset value of the Common Units. In addition, if short-term interest rates are lower than the Fund’s fixed rate of payment on the interest rate swap, the swap will reduce the Fund’s net earnings. Buying interest rate caps could decrease the net earnings of the Fund in the event that the premium paid by the Fund to the counterparty exceeds the additional amount the Fund would have been required to pay had the Fund not entered into the cap agreement.

Interest rate swaps and caps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the counterparty defaults, the Fund would not be able to use the anticipated net receipts under the swap or cap to offset any declines in the value of the Fund’s portfolio assets being hedged. Depending on whether the Fund would be entitled to receive net payments from the counterparty on the swap or cap, which in turn would depend on the general state of the market rates at that point in time, such a default could negatively impact the performance of the Fund.

The Fund may invest in forward contracts entered into directly with banks, financial institutions and other dealers acting as principal. Forward contracts may not be liquid in all circumstances, so that in volatile markets, the Fund to the extent it wishes to do so may not be able to close out a position by taking another position equal and opposite to such position on a timely basis or without incurring a sizeable loss. Closing transactions with respect to forward contracts usually are effected with the counterparty who is a party to the original forward contract and generally require the consent of such trader. There can be no assurance that the Fund will be able to close out its obligations.

There are no limitations on daily price moves in forward contracts. Banks and other financial institutions with which the Fund may maintain accounts may require the Fund to deposit margin with respect to such trading. Banks are not required to continue to make markets in forward contracts. There have been periods during which certain banks have refused to quote prices for such forward contracts or have quoted prices with an unusually wide spread between the price at which the bank is prepared to buy and that at which it is prepared to sell. Trading of forward contracts through banks is not regulated by any U.S. governmental agency. The Fund will be subject to the risk of bank failure and the inability of, or refusal by, a bank to perform with respect to such contracts.

To the extent the terms of such transactions obligate the Fund to make payments, the Fund intends to earmark or segregate cash or liquid securities in an amount at least equal to the current value of the amount then payable by the Fund under the terms of such transactions or otherwise cover such transactions in accordance with applicable interpretations of the staff of the SEC. Such segregation or cover is intended to provide the Fund with available assets to satisfy its obligations under such transactions. As a result of such segregation or cover, the Fund’s obligations under such transactions will not be considered senior securities representing indebtedness for purposes of the 1940 Act. Such amounts fluctuate as the obligations increase or decrease. The earmarking requirement can result in the Fund maintaining securities positions it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restrict portfolio management.

Legislation regarding regulation of the financial sector, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, will change the way in which certain derivative instruments are regulated and/or traded. Such regulation may impact the availability, liquidity and cost of derivative instruments. While many provisions of the Dodd-Frank Act must be implemented through future rulemaking, and any regulatory or legislative activity may not necessarily have a direct, immediate effect upon the Fund, it is possible that, upon implementation of these measures or any future measures, they could potentially limit or completely restrict the ability of the Fund to use certain derivative instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which a Fund engages in derivative transactions could also prevent a Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments. There can be no assurance that such legislation or regulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to utilize certain derivatives transactions or achieve its investment objective.

Investment Funds Risk. The Fund may seek to gain exposure to the types of securities in which the Fund may invest directly by investing in securities of other investment funds, including closed-end investment companies or open-end investment companies, including exchange-traded funds. As an investor in an investment fund, the Fund would bear its ratable share of that investment fund’s expenses, and would remain subject to payment of the Fund’s investment advisory fees with respect to the assets so invested. Investors would therefore be subject to duplicative expenses to the extent the Fund invests in other investment funds. In addition, the securities of other investment funds may also be leveraged and will therefore be subject to leverage risks.

Non-Diversification Risk. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. To the extent the Fund invests a relatively high percentage of the Fund’s assets in the securities of a limited number of issuers, the Fund may be more susceptible than a more widely diversified investment company to any single economic, political or regulatory occurrence.

Valuation Risk. Market prices may not be readily available for certain of the Fund’s investments, and the value of such investments will ordinarily be determined based on fair valuations determined by the Board of Trustees (the “Board”) or its designee pursuant to procedures adopted by the Board. Restrictions on resale or the absence of a liquid secondary market may adversely affect the Fund’s ability to determine its net asset value. The sale price of securities that are not readily marketable may be lower or higher than the Fund’s most recent determination of their fair value. Additionally, the value of these securities typically requires more reliance on the judgment of the Adviser than that required for securities for which there is an active trading market. Due to the difficulty in valuing these securities and the absence of an active trading market for these investments, the Fund may not be able to realize these securities’ true value or may have to delay their sale in order to do so. When determining the fair value of an asset, the Adviser will seek to determine the price that the Fund might reasonably expect to receive from the current sale of that asset in an arm’s length transaction. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, there can be no assurance that fair value pricing will reflect actual market value and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

Portfolio Turnover Risk. The Fund anticipates that its annual portfolio turnover rate will vary greatly from year to year. Portfolio turnover rate is not considered a limiting factor in the Adviser’s execution of investment decisions. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

Recent Economic and Market Crisis. Global financial markets have experienced periods of unprecedented turmoil. The debt and equity capital markets in the United States were negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system were also experiencing severe economic distress materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These events contributed to severe market volatility and caused severe liquidity strains in the credit markets. Volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund.

A return to unfavorable economic conditions or sustained economic slowdown may place downward pressure on oil and natural gas prices and may adversely affect the ability of MLPs to sustain their historical distribution levels, which in turn, may adversely affect the Fund. MLPs that have historically relied heavily on outside capital to fund their growth have been impacted by the contraction in the capital markets. The continued recovery of the MLP sector is dependent on several factors, including the recovery of the financial sector, the general economy and the commodity markets.

The current financial market situation, as well as various social, political, and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets; and may cause further economic uncertainties or deterioration in the United States and worldwide. The prolonged continuation or further deterioration of the current U.S. and global economic downturn could adversely impact the Fund’s portfolio. The Adviser does not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets in the Fund’s portfolio. The Adviser intends to monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

Government Intervention in Financial Markets. The recent instability in the financial markets discussed above has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear. Volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund.

Legislation and Regulation Risk. At any time after the date of this Memorandum, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the Fund entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, has resulted in a significant revision of the U.S. financial regulatory framework. The Dodd-Frank Act covers a broad range of topics, including, among many others: a reorganization of federal financial regulators; the creation of a process designed to ensure financial system stability and the resolution of potentially insolvent financial firms; the enactment of new rules for derivatives trading; the creation of a consumer financial protection watchdog; the registration and regulation of managers of private funds; the regulation of rating agencies; and the enactment of new federal requirements for residential mortgage loans. The regulation of various types of derivative instruments pursuant to the Dodd-Frank Act may adversely affect the Fund or its counterparties. The ultimate impact of the Dodd-Frank Act, and any resulting regulation, is not yet certain and issuers of securities in which the Fund invests may also be affected by the new legislation and regulation in ways that are currently unknown and unforeseeable.

In connection with an ongoing review by the SEC and its staff of the regulation of investment companies’ use of derivatives, on August 31, 2011, the SEC issued a concept release to seek public comment on a wide range of issues raised by the use of derivatives by investment companies. The SEC noted that it intends to consider the comments to help determine whether regulatory initiatives or guidance are needed to improve the current regulatory regime for investment companies and, if so, the nature of any such initiatives or guidance. While the nature of any such regulations is uncertain at this time, it is possible that such regulations could limit the implementation of the Fund’s options strategy or other uses of derivatives, which could have an adverse impact on the Fund. The Adviser cannot predict the effects of these regulations on the Fund’s portfolio. The Adviser intends to monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that they will be successful in doing so.

On February 9, 2012, the U.S. Commodity Futures Trading Commission (“CFTC”) adopted amendments to its rules relating to the ability of an investment adviser to a registered investment company to claim an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”). If the Investment Adviser was unable to claim the exclusion with respect to the Fund, the Investment Adviser could become subject to registration and regulation as a commodity pool operator, which would subject the Investment Adviser and the Fund to additional registration and regulatory requirements and increased operating expenses. The Fund intends to limit its investments such that the Investment Adviser may continue to claim the exclusion with respect to the Fund, which may limit the Fund’s ability to use certain Strategic Transactions, including futures, options on futures and swaps. Certain rules related to these amendments have not yet been finalized or proposed and as a result the impact of the rule changes on the operations of the Investment Adviser or the Fund is not fully known at this time.

Terrorism and Market Disruption Risk. The terrorist attacks on September 11, 2001 had a disruptive effect on the U.S. economy and securities markets. United States military and related action in Iraq and Afghanistan is ongoing and events in the Middle East could have significant, continuing adverse effects on the U.S. economy in general and the natural resource sector in particular. Global political and economic instability could affect an MLP’s operations in unpredictable ways, including through disruptions of natural resource supplies and markets and the resulting volatility in commodity prices. The U.S. government has issued warnings that natural resource assets, specifically pipeline infrastructure and production, transmission and distribution facilities, may be future targets of terrorist activities. In addition, changes in the insurance markets have made certain types of insurance more difficult, if not impossible, to obtain and have generally resulted in increased premium costs.

Risk Factors—Portfolio Management

Investment Management Risk. The Fund’s portfolio is subject to investment management risk because it will be actively managed. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that they will produce the desired results. The decisions with respect to the management of the Fund are made exclusively by the Adviser, subject to the oversight of the Board. Investors have no right or power to take part in the management of the Fund. The Adviser also is responsible for all of the trading and investment decisions of the Fund. In the event of the withdrawal or bankruptcy of the Adviser, the Board may be unable to come to terms with a replacement investment adviser, and the affairs of the Fund could be wound-up and its assets liquidated.

Dependence on Key Personnel of the Adviser. The Fund is dependent upon the Adviser’s key personnel for its future success and upon their access to certain individuals and investments in the natural resource industry. In particular, the Fund will depend on the diligence, skill and network of business contacts of the personnel of the Adviser and its portfolio managers, who will evaluate, negotiate, structure, close and monitor the Fund’s investments. The portfolio managers do not have long-term employment contracts with the Adviser. They may have equity interests and other financial incentives to remain with the firm. The Fund will also depend on the senior management of the Adviser, including particularly Jerry V. Swank. The departure of Mr. Swank or another of the Adviser’s senior management could have a material adverse effect on the Fund’s ability to achieve its investment objective. In addition, the Fund can offer no assurance that the Adviser will remain its investment adviser, or that the Fund will continue to have access to the Adviser’s industry contacts and deal flow.

Conflicts of Interest with the Adviser. Conflicts of interest may arise because the Adviser and its affiliates generally will be carrying on substantial investment activities for other clients, including, but not limited to, other investment vehicles for which the Adviser serves as investment adviser or general partner of such vehicles (“Affiliated Funds”), in which the Fund will have no interest. The Adviser or its affiliates may have financial incentives to favor certain of such accounts over the Fund. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades. The Adviser or its affiliates may buy or sell securities for the Fund which differ from securities bought or sold for other accounts and customers, even though their investment objectives and policies may be similar to the Fund’s. Situations may occur when the Fund could be disadvantaged because of the investment activities conducted by the Adviser and its affiliates for their other accounts. Such situations may be based on, among other things, legal or internal restrictions on the combined size of positions that may be taken for the Fund and the other accounts, limiting the size of the Fund’s position, or the difficulty of liquidating an investment for the Fund and the other accounts where the market cannot absorb the sale of the combined position. Notwithstanding these potential conflicts of interest, the Board and officers have a fiduciary obligation to act in the Fund’s best interest.

The Fund’s investment opportunities may be limited by affiliations of the Adviser or its affiliates with MLPs. Additionally, to the extent that the Adviser sources and structures private investments in MLPs, certain employees of the Adviser may become aware of actions planned by MLPs, such as acquisitions that may not be announced to the public. It is possible that the Fund could be precluded from investing in an MLP about which the Adviser has material non-public information; however, it is the Adviser’s intention to ensure that any material non-public information available to certain of the Adviser’s employees not be shared with those employees responsible for the purchase and sale of publicly traded MLP. The Adviser manages several Affiliated Funds. Some of the Affiliated Funds have investment objectives that are similar to or overlap with the Fund. Further, the Adviser may at some time in the future manage other investment funds with the same investment objective as the Fund.

The Adviser and its affiliates generally will be carrying on substantial investment activities for other clients, including, but not limited to, the Affiliated Funds, in which the Fund will have no interest. Investment decisions for the Fund are made independently from those of such other clients; however, from time to time, the same investment decision may be made for more than one fund or account. When two or more clients advised by the Adviser or its affiliates seek to purchase or sell the same publicly traded securities, the securities actually purchased or sold will be allocated among the clients on a good faith equitable basis by the Adviser in its discretion in accordance with the clients’ various investment objectives and procedures adopted by the Adviser and approved by the Board. In some cases, this system may adversely affect the price or size of the position the Fund may obtain.

The Fund’s investment opportunities may be limited by investment opportunities in the MLPs that the Adviser is evaluating for the Affiliated Funds. To the extent a potential investment is appropriate for the Fund and one or more of the Affiliated Funds, the Adviser will need to fairly allocate that investment to the Fund or an Affiliated Fund, or both, depending on its allocation procedures and applicable law related to combined or joint transactions. There may occur an attractive limited investment opportunity suitable for the Fund in which the Fund cannot invest under the particular allocation method being used for that investment.

Except as permitted by law or positions of the staff of the SEC, the Adviser will not co-invest its other clients’ assets in private transactions in which the Fund invests. To the extent the Fund is precluded from co-investing, the Adviser will allocate private investment opportunities among its clients, including but not limited to the Fund and the Affiliated Funds, based on allocation policies that take into account several suitability factors, including the size of the investment opportunity, the amount each client has available for investment and the client’s investment objectives. These allocation policies may result in the allocation of investment opportunities to an Affiliated Fund rather than to the Fund.

The Management Fee payable to the Adviser is based on the value of the Fund’s Managed Assets, as periodically determined. A percentage of the Fund’s net assets may be relatively illiquid securities for which market quotations will not be readily available. Although the Fund will adopt valuation procedures designed to determine valuations of such illiquid securities in a manner that reflects their fair value, there typically is a range of possible prices that may be established for each individual security.

Financial Leverage Risk. Although the Fund has no current intention to borrow or otherwise engage in Financial Leverage (as defined below), the Fund is authorized to do so in an amount not to exceed 10% of its total assets (including the proceeds of any such Financial Leverage). The Fund may employ leverage through the issuance of senior securities represented by indebtedness, including through bank borrowing by the Fund or issuance by the Fund of notes, commercial paper or other forms of debt (“Indebtedness”), through the issuance of preferred interests and through certain portfolio transactions such as reverse repurchase agreements, dollar rolls, total return and other swaps, and derivative instruments that have characteristics similar to such senior securities or through a combination of the foregoing (collectively “Financial Leverage”). Any such use of Financial Leverage does not require the prior consent of the Unitholders, although the Fund would give prior notice to the Unitholders prior to engaging in any such leverage transactions. The use of Financial Leverage magnifies both the favorable and unfavorable effects of price movements in the investments made by the Fund. Insofar as the Fund employs leverage in its investment operations, the Fund will be subject to increased risk of loss. To the extent the return on securities purchased with funds received from the use of Financial Leverage exceeds the cost of such Financial Leverage (including increased expenses to the Fund), the Fund’s total return will be greater than if Financial Leverage had not been used. Conversely, if the return derived from such securities is less than the cost of Financial Leverage (including increased expenses to the Fund), the Fund’s total return will be less than if Financial Leverage had not been used. If Financial Leverage is utilized, there is no assurance that any such Financial Leverage strategy will be successful.

The fees paid to the Adviser will be calculated on the basis of the Fund’s Managed Assets, which include proceeds from Financial Leverage. During periods in which the Fund uses Financial Leverage, the Investment Management Fee payable to the Adviser will be higher than if the Fund did not use Financial Leverage. Consequently, the Fund and the Adviser may have differing interests in determining whether to leverage the Fund’s assets.

Risk Factors—Tax Risks of The Fund

In addition to other risk considerations, an investment in Common Units of the Fund will involve certain tax risks, including, but not limited to, the risks summarized below and discussed in more detail elsewhere in this prospectus. Tax matters are complicated, and the foreign and U.S. federal, state and local tax consequences of the purchase and ownership of Common Units of the Fund will depend on the facts of each investor’s situation. Prospective investors are encouraged to consult their own tax advisers regarding the specific tax consequences that may affect such investors.

Tax Reporting. The Fund has elected to be treated as a partnership for federal income tax purposes. The Fund will provide Schedules K-1 to the Unitholders as soon as practicable after receipt of all of the necessary information from the underlying companies in which the Fund invests. Schedules K-1 will not be available any earlier than the time at which the Fund’s annual audit is completed. The Fund will not be able to provide final Schedules K-1 to Unitholders for any given fiscal year until after April 15 of the following year. Unitholders should be prepared to obtain extensions of the filing deadline for their federal, state, and local income tax returns. In addition to the U.S. federal income tax consequences from owning Common Units, Unitholders will likely be subject to other taxes, including state and local franchise, withholding, income, capital gain, or other tax payment obligations that are imposed by the various jurisdictions in which an MLP in which the Fund invests does business or owns property. A Unitholder may be required to file state and local income tax returns and to pay state and local income taxes in many or all of the jurisdictions in which an MLP in which the Fund invests is deemed to be doing business. These state and local income tax filing requirements may be significant, and a Unitholder may be subject to penalties for failure to comply with these requirements. It is the responsibility of each Unitholder to file all federal, state, and local tax returns and to pay any applicable taxes due with such returns.

Tax Audit. An audit of the Fund may result in an audit of the tax returns of some or all of the Unitholders, which audit could result in adjustments to the tax consequences initially reported by the Fund and could affect items on an Unitholder’s tax return that are not related to such Unitholder’s investment in the Fund. If such adjustments result in an increase in an Unitholder’s federal income tax liability for any taxable year, such Unitholder may also be liable for interest and penalties with respect to the underpayment.

Unrelated Business Taxable Income Risks. An investment in the Fund will generate unrelated business taxable income for U.S. federal income tax purposes (and may have other adverse tax consequences) for pension funds, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt investors. Accordingly, such prospective Unitholders are urged to consult their own tax advisors concerning possible federal, state, local and non-U.S. tax consequences from an investment in the Fund.

U.S. Trade or Business. Given the nature of the Fund’s investment activities, Unitholders that are non-U.S. persons will be treated as engaged in a U.S. trade or business as determined for U.S. federal income tax purposes, and such Unitholders generally would be subject to regular U.S. federal income taxation on their allocable share of Fund income effectively connected with such trade or business. In addition, Unitholders that are foreign corporations may also be subject to a 30% U.S. branch profits tax (unless reduced or eliminated by an applicable treaty). Accordingly, each such non-U.S. person Unitholder would be required to file a U.S. federal income tax return reporting its allocable share of such effectively connected Fund income and to pay U.S. federal income tax at regular U.S. rates on that income. In addition, for each quarter the Fund would be required to withhold and pay over to the IRS estimated U.S. federal income tax with respect to such income. See “Item 10.4 Taxes—Certain Considerations for Non-U.S. Unitholders”.

Risk Factors—Fund Structure Risks

Limited Operating History. The Fund is recently organized and has limited operating history. Being recently organized, the Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of an investment in the Fund could decline substantially.

Transfer Restrictions. The Fund does not intend to list the Common Units for trading on any national securities exchange. There is no secondary trading market for the Common Units, and there is no assurance that a secondary market will develop. The Common Units are therefore not readily marketable. The prior written consent of the Adviser is required for any transfer of Common Units. In addition, the Common Units will be subject to transfer restrictions that permit transfers only to persons who satisfy certain net worth requirements or who otherwise meet the standard for an Accredited Investor. If you attempt to transfer your units to someone who is not an Accredited Investor, the transfer will not be permitted and will be void.

Limited Liquidity of Common Units. The Fund may, from time to time, conduct tender offers to repurchase Common Units from Unitholders in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. Each such tender offer may be limited and will generally apply to up to 25% of the net assets of the Fund at that time. In determining whether the Fund should conduct a tender offer to repurchase Common Units, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser currently expects that it will generally recommend to the Board that the Fund conduct tender offers to repurchase Common Units quarterly, beginning approximately six months following the Fund’s registration under the 1940 Act, if any. However, the Fund is not required to conduct tender offers and may be less likely to conduct tender offers during periods of exceptional market conditions. There is no guarantee that a Unitholder will be able to sell all of the Common Units desired to be sold by such Unitholder in any particular tender offer. If a tender offer is oversubscribed by Unitholders, the Fund will purchase only a pro rata portion of the Common Units tendered by each Unitholder. The potential for pro ration may cause some investors to tender more Common Units for repurchase than they wish to have repurchased. The Fund’s withdrawal and tender offer policies will have the effect of decreasing the size of the Fund over time from what it otherwise would have been and may force the Fund to sell assets it would not otherwise sell, reduce the investment opportunities available to the Fund and/or cause the Fund’s expense ratio to increase.

(b) Effects of Leverage. Not applicable.

8.4 Other Policies. Not applicable.

8.5 Share Price Date. Not Applicable.

8.6 Business Development Companies. Not applicable.

Item 9 Management

9.1 General

(a) Board of Trustees. The Fund is governed by a board of trustees (the “Board” or “Trustees”), 75% of whom are be independent for purposes of the 1940 Act (“Independent Trustees”). The Board is charged with, among other things, overseeing the performance of all parties that provide services to the Fund, selecting the independent auditors of the Fund and reviewing and approving all material service contracts, including any investment advisory arrangement and any other contracts required to be so approved under the 1940 Act. As compensation for their services to the Fund, each Independent Trustee will receive an annual fee, prorated for periods of service shorter than one year, as well as a fee for each special in-person meeting of the Board or a committee of the Fund. The Fund also pays each Independent Trustee for all reasonable out-of-pocket expenses incurred by such Independent Trustee in attending each meeting.

(b) Investment Advisor. Cushing MLP Asset Management, LP serves as the investment manager to the Fund (the “Investment Adviser”). The Investment Adviser is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Investment Adviser is located 8117 Preston Road, Suite 440, Dallas, Texas 75225.

The Investment Management Agreement between the Fund and the Investment Adviser (the “Investment Management Agreement”) may be terminated by Board action or by a vote of a majority of the holders of the Fund’s Common Units and Preferred Units (collectively, the “Unitholders”) on 60 days’ prior written notice to the Investment Adviser. The Investment Management Agreement may be terminated by the Investment Adviser on 60 days’ prior written notice to the Fund.

The Investment Adviser will receive a management fee from the Fund that is borne by each investor on a pro rata basis in proportion to its investment (the “Investment Management Fee”). See Item 9.1(f).

A discussion regarding the basis for the Board approving the Investment Management Agreement will be available in the Fund’s initial report to Unitholders.

(c) Portfolio Management. Jerry V. Swank, Libby Toudouze and Judd Cryer are the portfolio managers of the Fund.

Jerry V. Swank, Founder and Managing Partner. Jerry V. Swank, Founder and Managing Partner of the Investment Adviser, has extensive experience in investment management and research analysis. Mr. Swank formed Swank Capital, LLC, the general partner of the Investment Adviser, in 2000 to provide proprietary energy research to a select group of institutional investors, emphasizing in-depth independent research. Prior to forming Swank Capital, LLC, Mr. Swank spent five years with HIS Herold (formerly known as John S. Herold, Inc.) (“Herold”). Herold is an oil & gas research and consulting company. He joined Herold in 1995 and served as Managing Director heading up its sales and new product development team until May 1998, when he assumed the position of President. During this period, Mr. Swank developed an in-depth knowledge of the worldwide energy industry, sector profitability, global growth prospects and supply/demand dynamics. Prior to joining Herold, Mr. Swank spent 14 years with Credit Suisse First Boston Corporation in Institutional Equity and Fixed Income Sales in its Dallas office from1980 to 1995. From 1985 to 1995 he was a Credit Suisse First Boston Corporation Director and Southwestern Regional Sales Manager. Prior to Credit Suisse First Boston Corporation, Mr. Swank worked from 1976 to 1980 on the buy side as an analyst and portfolio manager with Mercantile Texas Corp. Mr. Swank received a B.A. from the University of Missouri (Economics) in 1973 and an M.B.A. from the University of North Texas in 1978. Mr. Swank has served on the Board of Directors of John S. Herold, Inc., Matador Petroleum Corporation and Advantage Acceptance, Inc. and currently serves on the board of directors of The Dalrymple Global Resources Offshore Fund, Ltd., The Cushing® MLP Total Return Fund, Cushing® Funds Trust, The Cushing® Royalty & Income Fund, Central Energy Partners, LP and E-T Energy Ltd. Mr. Swank has been a portfolio manager of the Fund since its inception.

Elizabeth F. Toudouze, Partner and Portfolio Manager. Elizabeth F. Toudouze, Partner and a Portfolio Manager at the Investment Adviser, has 24 years of experience in the investment management business. Prior to joining the Investment Adviser, she established and ran a family office where she developed investment policies, set asset allocations, and analyzed investments in both private and public markets. Prior to that, she spent a combined seven years in the private wealth divisions of Bank of America, Morgan Stanley, and JP Morgan. Previously, she worked for ten years at hedge fund Paragon Associates as an analyst, trader, and portfolio manager. She worked on the institutional trading desk at Merrill Lynch for three years prior to Paragon. Ms. Toudouze received her BBA from Southern Methodist University and an MBA from The Cox School of Business at Southern Methodist University. Ms. Toudouze has been a portfolio manager of the Fund since its inception.

John M. Musgrave, Vice President and Senior Research Analyst. John M. Musgrave, Senior Vice President and Senior Research Analyst, joined Swank Capital in 2007. He has eight years of experience in investment management and research analysis. Prior to joining Swank Capital, Mr. Musgrave worked in the investment banking division of Citigroup Global Markets Inc., where he focused on corporate finance and mergers and acquisitions in a wide range of industries, including energy MLPs. He also worked previously as an analyst for the Global Energy Group of UBS Investment Bank. Mr. Musgrave received his B.B.A. in Finance from Texas A&M University. Mr. Musgrave has been a portfolio manager of the Fund since July 2012.

(d) Administrator. U.S. Bancorp Fund Services, LLC, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202, serves as the Administrator for the Fund (the “Administrator”) and provides the Fund with, among other things, compliance oversight, financial reporting oversight and tax reporting. The Fund pays the Administrator a monthly fee computed at an annual rate of 0.07% of the first $100 million of Managed Assets, 0.05% on the next $200 million of Managed Assets and 0.04% on the balance of Managed Assets above $300 million, subject to a minimum annual fee of $45,000. The Administrator also serves as fund accountant pursuant to a fund accounting servicing agreement and provides the Fund with, among other things, portfolio accounting, expense accrual and payment,fund valuation and financial reporting and tax accounting services. The Fund pays the Administrator a monthly fee computed at an annual rate of $30,000 on the first $100 million of Managed Assets, 1 basis point on the next $200 million of Managed Assets and 0.50 basis points on the balance of Managed Assets. The Fund will also pay for the Administrator’s out-of-pocket expenses.

(e) Custodian. U.S. Bank, National Association, 1555 N. Riveright Dr., Suite 302, Milwaukee, Wisconsin 53212, serves as custodian for the Fund (the “Custodian”) and is responsible for, among other things, receipt of and disbursement of funds from the Fund’s accounts, establishment of segregated accounts as necessary, and transfer, exchange and delivery of Fund portfolio securities. The Custodian and the Administrator are affiliates of each other.

(f) Expenses. Pursuant to the Investment Management Agreement, the Fund has agreed to pay the Investment Adviser a fee at an annual rate equal to 1.00% of the Fund’s Managed Assets, payable monthly in advance, calculated as of the first business day of each calendar month (the “Management Fee”). Any new investor that subscribes for Common Units at any time other than the first business day of a month will also be assessed a prorated portion of the Management Fee with respect to such subscription. The Management Fee will be borne by each investor on a pro rata basis in proportion to its ownership in the Fund. “Managed Assets” means the total assets of the Fund, minus all accrued expenses incurred in the normal course of operations other than liabilities or obligations attributable to Financial Leverage (as defined herein), including, without limitation, Financial Leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objective and policies, and/or (iv) any other means. Because Managed Assets include proceeds from Financial Leverage, the Investment Management Fee payable to the Adviser will be higher during periods in which the Fund uses Financial Leverage than if the Fund did not use Financial Leverage. Consequently, the Fund and the Adviser may have differing interests in determining whether to leverage the Fund’s assets. Although the Fund has no current intention to borrow or otherwise engage in Financial Leverage, the Fund is authorized to do so in an amount not to exceed 10% of its total assets (including the proceeds of any such Financial Leverage).

The Administrator receives administration fees as described in Item 9.1(d).

In addition to the Management Fees and administration fees, the Fund is also be responsible for paying its operating expenses. Such operating expenses of the Fund include, but are not limited to, fees of the Trustees, fees and expenses of custodians, transfer and distribution agents, counsel to the Fund and counsel to the Independent Trustees, insurance, filings and registrations, proxy expenses, communications to investors, interest, taxes, portfolio transaction expenses, indemnification, litigation and other extraordinary expenses and such other expenses as are approved by the Board as being reasonably related to the offering, capitalization, operation or administration of the Fund.

The Fund will also be responsible for paying its organizational expenses. Such organization expenses include, but are not limited to, legal fees, trustee fees and accounting fees.

(g) Affiliated Brokerage. Not applicable.

9.2 Non-resident Managers. Not applicable.

9.3 Control Persons. As of September 28, 2012, no person held more than 25% of the outstanding Common Units of the Fund.

Item 10 Capital Stock, Long-Term Debt, and Other Securities

10.1 Capital Stock

Common Units. The Fund is authorized to issue an unlimited number of Common Units. The Common Units have no preference, preemptive, conversion, appraisal, exchange or redemption rights, and there are no sinking fund provisions applicable to the Common Units. Each Unitholder has one vote per Common Unit held by it on all matters subject to approval by the Unitholders. Further, holders of Common Units have the right to elect Trustees, which shall be governed by plurality voting. When issued against payment therefor, the Common Units will be fully paid and nonassessable. No person has any liability for obligations of the Fund by reason of owning Common Units, although each person that subscribes for Common Units is liable for the full amount of such subscription in accordance with and subject to the terms of the related Subscription Agreement.

The Declaration of Trust may be amended by the Board without a vote of holders of Common Units or Preferred Units in any manner that does not materially and adversely affect the contract rights of the Common Units or the Preferred Units, by the affirmative vote of not less than a majority of the Common Units and Preferred Units outstanding and entitled to vote in the case of any amendment that does adversely and materially affect the contract rights of the Common Units and the Preferred Units and by the affirmation vote of not less than a majority of the outstanding Common Units or Preferred Units voting as a separate class in the event of any amendment that adversely and materially affects the contract rights of one class but not the other or affects one class materially differently than the other class. The Fund may merge or consolidate with any other entity, or sell, lease or exchange all or substantially all of the Fund’s assets upon the affirmative vote of not less than two-thirds of the holders of the Common Units and Preferred Units entitled to vote thereon.

The Fund is perpetual subject to liquidation upon a vote of 75% of the Units eligible to be voted thereon or upon the occurrence of certain events set forth in the Declaration of Trust.

The Common Units are junior to the Preferred Units and indebtedness and other liabilities of the Fund and prospective investors should review the terms of the Fund’s debt and Preferred Units to understand fully the extent of subordination of the Common Units and the limitations on distributions, voting rights and other matters imposed by the terms of such other securities.

The Common Units are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any of the states of the Units States. The Fund may offer Common Units from time to time to “accredited investors,” as such term is defined in Regulation D under the Securities Act, through private placements made in reliance upon an exemption from the registration requirements of the Securities Act for offers and sales of securities which do not involve any public offering and analogous exemptions under state securities laws. This Registration Statement does not constitute an offer to sell or the solicitation of an offer to buy Common Units.

The Fund does not intend to list the Common Units for trading on any national securities exchange. There is no secondary trading market for the Common Units, and there is no assurance that a secondary market will develop. The prior written consent of the Adviser is required for any transfer of Common Units. In addition, the Common Units will be subject to transfer restrictions that permit transfers only to persons who satisfy certain net worth requirements or who otherwise meet the standard for an Accredited Investor.

The Fund may, from time to time, conduct tender offers to repurchase Common Units from Unitholders in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. Each such tender offer may be limited and will generally apply to up to 40% of the net assets of the Fund at that time. In determining whether the Fund should conduct a tender offer to repurchase Common Units, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Fund anticipates that its initial tender offer for Common Units will commence on or about the date hereof. However, the Fund is not required to conduct tender offers and may be less likely to conduct tender offers during periods of exceptional market conditions.

The Fund expects to employ the following tender offer procedures:

—If the Board elects to conduct a tender offer to repurchase Common Units, the Fund will send each Unitholder an offer to repurchase that explains the terms and conditions of the tender offer. This offer to repurchase will be sent to Unitholders at least 20 Business Days prior to the date on which the Unitholder must notify the Fund that the Unitholder has elected to tender Units to the Fund (the “Notice Date”).

—A Unitholder choosing to tender Unit for repurchase must do so prior to the Notice Date, which generally will be approximately 45 calendar days prior to the Valuation Date, which is generally expected to be the last Business Day of March, June, September or December.

—Promptly after the Notice Date, the Fund will issue to each Unitholder whose Common Units have been accepted for repurchase pursuant to the tender offer a repurchase instrument (the “Repurchase Instrument”), which will be held by a designated escrow agent, entitling the Unitholder to be paid an amount equal to the value, determined as of the Valuation Date (the “Payment Amount”), of the repurchased Common Units.

—The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights. However, until the Valuation Date an investor will continue to be treated as a partner in the Fund for U.S. income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund.

—Payment in respect of the Repurchase Instrument will be made approximately 10 days after the Valuation Date. Payment in respect of the Repurchase Instrument will be made in one or more installments. The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

—Although the amounts required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances and subject to applicable regulatory requirements pay all or a portion of the amounts due by an in-kind distribution of securities. Marketable securities used to satisfy an in-kind distribution will be valued in accordance with the Fund’s valuation procedures and will be distributed to all tendering Unitholders on a proportionate basis. If payments are made in kind to a tendering Unitholder, such Unitholder may incur tax liability and brokerage costs in converting such securities to cash.

If modification of the Fund’s tender offer procedures as described above is deemed necessary to comply with regulatory requirements or otherwise advisable, the Board will adopt revised tender offer procedures reasonably designed to provide Unitholders substantially the same liquidity for Common Units as would be available under the procedures described above.

Preferred Units. Although the Fund has no current intention to issue any preferred units of beneficial interest (“Preferred Units”), the Fund is authorized to issue an unlimited number of Units of Preferred Units, with each Preferred Unit having such liquidation preference and other terms authorized by the Board at the time of issuance in conformity with the 1940 Act. The issuance of Preferred Units does not require the prior consent of Common Unitholders, although the Fund would give prior notice to the Common Unitholders prior to any issuance of Preferred Units.

Under the 1940 Act, the Fund is not permitted to issue Preferred Units unless immediately after such issuance the value of the Fund’s assets, less all liabilities and indebtedness of the Fund that are not senior securities (such as fees for services, due diligence expenses and accruals for amortization of organization and offering expense), is at least 200% of all indebtedness of the Fund representing senior securities plus the liquidation value of the outstanding Preferred Units (i.e., the liquidation value plus the Fund’s debt may not exceed 50% of the Fund’s assets less all liabilities and indebtedness of the Fund that are not senior securities). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Units or repurchase any Common Units unless, at the time of such declaration or repurchase, the value of the Fund’s assets is at least 200% of the liquidation value of its outstanding Preferred Units plus its outstanding liabilities and indebtedness that are not senior securities after giving effect to such declaration or repurchase. If Preferred Units are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Units from time to time to the extent necessary in order to maintain coverage of any Preferred Units of at least 200%.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of Preferred Units will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per Preferred Unit plus accumulated and unpaid dividends, whether or not declared, before any distribution of assets is made to holders of Common Units. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Units will not be entitled to any further participation in any distribution of assets by the Fund.

The 1940 Act requires that the holders of any Preferred Units, voting separately as a single class, have the right to elect at least two Trustees at all times. The remaining Trustees will be elected by holders of Common Units and Preferred Units, voting together as a single class, subject to any right of the holders of the Fund’s indebtedness to do so if the asset coverage of such debt has been less than 100% for at least twelve consecutive months. In addition, subject to the prior rights, if any, of the Fund’s debtholders, the holders of any Preferred Units would have the right to elect a majority of the Trustees at any time two years’ dividends on any Preferred Units are unpaid. The 1940 Act also requires that, in addition to any approval by Unitholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Units, voting separately as a class, would be required to (1) adopt any plan of reorganization that would adversely affect the Preferred Units, and (2) take any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, changes in the Fund’s subclassification as a closed-end management investment company or changes in its fundamental investment restrictions. As a result of these voting rights, the Fund’s ability to take any such actions may be impeded to the extent that there are any Preferred Units outstanding.

The affirmative vote of the holders of a majority of the outstanding Preferred Units, voting as a separate class, will be required to amend, alter or repeal any of the preferences, rights or powers of holders of Preferred Units so as to affect materially and adversely such preferences, rights or powers, or to increase or decrease the authorized number of Preferred Units. The class vote of holders of Preferred Units described above will in each case be in addition to any other vote required to authorize the action in question.

10.2 Long-Term Debt. The Fund may issue debt in aggregate amounts not in excess of one-third of the Fund’s consolidated gross assets after deducting liabilities other than Preferred Units and debt. The Fund may also borrow money in an amount equal to 5% of its total assets as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

10.3 General. None.

10.4 Taxes.

The following is a summary of certain U.S. federal income tax consequences to U.S. persons who purchase Common Units. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code” ), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular Unitholder or to Unitholders subject to special treatment under U.S. federal income tax laws. This discussion is limited to Unitholders who hold their Common Units as capital assets. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered and will not render any legal opinion regarding any tax consequences relating to the Fund or an investment in the Fund. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Prospective investors must consult their own tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of Common Units, as well as the effects of state, local and non-U.S. tax laws.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN THE FUND BASED ON ANTICIPATED PRE-TAX ECONOMIC RETURNS. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN THE FUND.

It is generally expected that the MLPs in which the Fund invests will be treated as partnerships for U.S. federal income tax purposes. Consequently, the Fund’s income, gains, losses, deductions and expenses will depend upon the corresponding items recognized by the MLPs. Thus, any reference to, and description of the U.S. federal income tax aspects of, the Fund’s investment practices and activities, in effect, take into account the investment practices and activities of the MLPs. Because the exact nature of the MLPs investments is not known at this time, it is not possible to address the specific tax consequences of the Fund’s investments. Accordingly, the following discussion is intended as a general guide only.

Tax Status of the Fund. The Fund expects to continue to be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes. If the Fund or the MLPs in which it invests that are intended to be treated as partnerships for U.S. federal income tax purposes were treated as a corporation for U.S. federal income tax purposes, material adverse consequences for the Unitholders would result.

Taxation of Unitholders. By reason of its treatment as a partnership for U.S. federal income tax purposes, the Fund will not itself be subject to U.S. federal income tax. Rather, each Unitholder in computing its U.S. federal income tax will include its allocable share of Fund items of income, gain, loss, deduction and expense for the taxable year of the Fund ending within or with the taxable year of the Unitholder. It is possible that a Unitholder’s U.S. federal income tax liability with respect to its allocable share of the Fund earnings in a particular taxable year could exceed the cash distributions to the Unitholder for the year, thus giving rise to an out-of-pocket payment by the Unitholder.

For U.S. federal income tax purposes, a Unitholder’s allocable share of Fund tax items will be determined by the provisions of the Declaration of Trust if such allocations are in accordance with section 704 of the Code and the Treasury Regulations thereunder. No assurances can be made in this regard. If the IRS successfully challenged the Fund’s allocations of income, gain, loss, deduction and expense, the redetermination of the allocations to a particular Unitholder for U.S. federal income tax purposes may be less favorable than the allocations set forth in the Declaration of Trust.

Nature of Fund’s Investments. Certain of the Fund’s investments are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain or “qualified dividend income” into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions.

Tax Basis Rules. Fund distributions generally will not be taxable to a Unitholder to the extent of such Unitholder’s adjusted tax basis in its Common Units. In addition, a Unitholder is allowed to deduct its allocable share of Fund losses (if any) only to the extent of such Unitholder’s adjusted tax basis in its Common Units at the end of the taxable year in which the losses occur. A Unitholder’s adjusted tax basis is equal to the Unitholder’s aggregate capital contributions to the Fund as adjusted by certain items. Basis is generally increased by the Unitholder’s allocable share of Fund profits (and items of income and gain) and Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes) allocated to such Unitholder, if any. Basis is generally decreased by the Unitholder’s allocable share of Fund losses (and items of loss, deduction and expense), the amount of cash distributed by the Fund to the Unitholder, the Fund’s tax basis of property (other than cash) distributed by the Fund to the Unitholder and any reduction in the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any.

To the extent that a Unitholder’s allocable share of Fund losses are not allowed because the Unitholder has insufficient adjusted tax basis in its Common Units, such disallowed losses may be carried over by the Unitholder to subsequent taxable years and will be allowed if and to the extent of the Unitholder’s adjusted tax basis in subsequent years.

At Risk Rules. Individuals and certain closely held C corporations are allowed to deduct their allocable share of Fund losses (if any) only to the extent of each such Unitholder’s “at risk” amount in the Fund at the end of the taxable year in which the losses occur. A Unitholder’s at risk amount generally is equal to the Unitholder’s aggregate capital contributions to the Fund. To the extent that a Unitholder’s allocable share of Fund losses is not allowed because the Unitholder has an insufficient amount at risk in the Fund, such disallowed losses may be carried over by the Unitholder to subsequent taxable years and will be allowed if and to the extent of the Unitholder’s at risk amount in subsequent years.

Passive Activity Loss Rules. The Fund’s investment activities generally will constitute a passive activity for purposes of the passive activity loss rules. The passive activity loss rules of Section 469 of the Code limit the use of losses derived from passive activities, which generally includes an investment in an entity taxed as a partnership, such as the Fund. Under these rules, a Common Unitholder who is an individual investor, as well as certain other types of investors, will not be able to use losses from passive activities of the Fund to offset nonpassive activity income, including salary, business income, and portfolio income (e.g., dividends, interest, royalties, and gain on the disposition of portfolio investments) received during the taxable year. Passive activity losses that are disallowed for a particular taxable year may, however, be carried forward to offset passive activity income in future taxable years. In addition, such disallowed losses may be claimed as a deduction, subject to the basis and at risk limitations discussed above, upon a taxable disposition of a Common Unitholder’s entire interest in the passive activity, regardless of whether such unitholder has received any passive activity income during the year of disposition.

Because the Fund will invest in publicly traded partnerships, each Common Unitholder in the Fund will be required to treat any loss derived from a particular investment of the Fund separately from any income or loss derived from any other investment the Fund makes in a publicly traded partnership, as well as from income or loss derived from other passive activities. In such a case, any net losses or credits attributable to such investment which are carried forward may only be offset against future income from that particular investment. Moreover, unlike other passive activity losses, suspended losses attributable to investments in publicly traded partnerships would only be allowed upon the complete disposition of (i) the Fund’s entire in interest in such partnership or (ii) such unitholder’s entire interest in the Fund. Similar rules would apply if the Fund itself were characterized as a publicly traded partnership.

Investment Interest Limitation. Individuals and other noncorporate taxpayers are allowed to deduct interest paid or accrued by the Fund on its indebtedness (so-called “investment interest”) only to the extent of each such Unitholder’s net investment income for the taxable year. A Unitholder’s net investment income generally is the excess, if any, of the Unitholder’s investment income from all sources (which is gross income from property held for investment) over investment expenses from all sources (which are deductions allowed that are directly connected with the production of investment income). Investment income excludes net capital gain attributable to the disposition of property held for investment (and thus would not include any Fund gains on the sale of its investments), as well as “qualified dividend income,” unless the Unitholder elects to pay tax on such gain or income at ordinary income rates.

To the extent that a Unitholder’s allocable share of Fund investment interest is not allowed as a deduction because the Unitholder has insufficient net investment income, such disallowed investment interest may be carried over by the Unitholder to subsequent taxable years and will be allowed if and to the extent of the Unitholder’s net investment income in subsequent years. If a Unitholder borrows to finance the purchase of Common Units, any interest paid or accrued on the borrowing will be investment interest that is subject to these limitations. Since the amount of a Unitholder’s allocable share of Fund investment interest that is subject to this limitation will depend on the Unitholder’s aggregate investment interest and net investment income from all sources for any taxable year, the extent, if any, to which Fund investment interest will be disallowed under this rule will depend on each Unitholder’s particular circumstances each year.

Other Limitations on Deductions and Special Code Provisions. An individual, estate or trust may deduct so-called “miscellaneous itemized deductions,” which include fees and other expenses of the Fund (if not required to be capitalized), only to the extent that such deductions exceed 2% of the adjusted gross income of the taxpayer. The amount of a Unitholder’s allocable share of such expenses that is subject to this disallowance rule will depend on the Unitholder’s aggregate miscellaneous itemized deductions from all sources and adjusted gross income for any taxable year. Moreover, an individual whose adjusted gross income exceeds specified threshold amounts is required to further reduce the amount of allowable itemized deductions for taxable years beginning after December 31, 2012. Thus, the extent, if any, to which such fees and expenses will be subject to disallowance will depend on each Unitholder’s particular circumstances each year. Other limitations are also imposed on itemized deductions of high-income individuals.

Organizational expenses of the Fund are not currently deductible, but generally must be amortized ratably over a period of 15 years. Syndication expenses of the Fund (i.e., expenditures made in connection with the marketing and issuance of Common Units, including placement fees and possibly a portion of the management fees if and to the extent used by the manager to pay syndication expenses) are neither deductible nor amortizable.

Phantom Income from Fund Investments in Non-U.S. Corporations. The Fund may invest in non-U.S. corporations that could be classified as PFICs and controlled foreign corporations (each as defined for U.S. federal income tax purposes). For U.S. federal income tax purposes, these investments may, among other things, cause a Unitholder to recognize taxable income without a corresponding receipt of cash, to incur an interest charge on taxable income that is deemed to have been deferred and/or to recognize ordinary income that would have otherwise been treated as capital gains.

Non-U.S. Currency Gains or Losses. If the Fund makes an investment or obtains financing denominated in a currency other than the U.S. dollar, then the Fund may recognize gain or loss attributable to fluctuations in such currency relative to the U.S. dollar. The Fund may also recognize gain or loss on such fluctuations occurring between the time it obtains and disposes of non-U.S. currency, between the time it accrues and collects income denominated in a non-U.S. currency, or between the time it accrues and pays liabilities denominated in a non-U.S. currency. Such gains or losses generally will be treated as ordinary income or loss.

Limitation on Deductibility of Capital Losses. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which a limited amount of capital losses may be offset against ordinary income).

Non-U.S. Taxes. Certain dividend, interest and other income received by the Fund from sources outside of the United States may be subject to withholding taxes imposed by other countries. The Fund may also be subject to income and other taxes in certain other countries. To the extent such income is considered to be attributable to a permanent establishment maintained by the Fund in a non-U.S. jurisdiction, the Fund may be subject to tax at full rates of taxation on its net income attributable to such permanent establishment. In light of the nature of the Fund’s investment activity, no assurances can be given (and no ruling from any non-U.S. jurisdiction tax authority will be sought) concerning the level of non-U.S. jurisdiction taxation that may be imposed on the Fund’s investment returns. Tax treaties between the United States and other countries may affect, reduce or eliminate such taxes. There may, however, be limitations on the ability of the Fund and the Unitholders to claim the benefits of such treaties. Unitholders will be required to include such taxes in their income and generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or a deduction (subject to the limitations generally applicable to deductions) for their share of such non-U.S. taxes in computing their U.S. federal income taxes.

Distributions; Sales of Common Units. Cash distributions by the Fund with respect to Common Units or in redemption of less than all of a Unitholder’s Common Units generally will not be taxable to such Unitholder. Instead, such distributions will reduce, but not below zero, the adjusted tax basis in all of the Common Units held by such Unitholder immediately before the distribution. If such distributions by the Fund to a Unitholder exceed the Unitholder’s adjusted tax basis in its Common Units, the excess will be taxable to it as though it were a gain from a sale or exchange of the Common Units.

A distribution by the Fund of a Repurchase Instrument to a Unitholder will not be a taxable event to the Unitholder. Rather, the Unitholder will continue to be treated as a partner in the Fund for tax purposes with respect to those units tendered in exchange for a Repurchase Instrument until the Valuation Date, even if a Unitholder tenders all of his, her or its Common Units for redemption. Accordingly, each Unitholder, in computing its U.S. federal income tax, will include its allocable share of Fund items of income, gain, loss, deduction and expense allocated to the Repurchase Instrument for the period during which such Unitholder holds the Repurchase Instrument, as determined by the provisions of the Fund’s Declaration of Trust if such allocations are in accordance with Section 704 of the Code and the Treasury Regulations thereunder, as discussed above.

A distribution by the Fund in payment of a Repurchase Instrument that was distributed to a Unitholder in respect of less than all of a Unitholder’s Common Units will reduce, but not below zero, the Unitholder’s adjusted tax basis in all of his, her or its Common Units held immediately before the payment in respect of the Repurchase Instrument (see “Tax Basis Rules” above). If the payment in respect of the Repurchase Instrument by the Fund to a Unitholder exceeds the Unitholder’s adjusted tax basis in his, her or its Common Units, the excess will be taxable to the Unitholder as though it were a gain from a sale or exchange of the Common Units. Such gain generally will be long-term capital gain if the Unitholder’s Common Units have been held for more than one year. Amounts realized attributable to the Unitholder’s allocable share of the Fund’s “unrealized receivables” or “substantially appreciated inventory,” each as defined in Section 751 of the Code, may be treated as ordinary income, taxable at ordinary income rates. It is possible that partial redemptions made during the taxable year could result in taxable gain to a Unitholder where no gain would otherwise have resulted if the same partial redemption were made at the end of the taxable year.

A Unitholder who redeems for cash all of his, her or its Common Units will recognize gain or loss measured by the difference between the amount realized on the payment in respect of the Repurchase Instrument and the Unitholder’s adjusted tax basis in the Repurchase Instrument (see “Tax Basis Rules” above). Such gain or loss generally will be long-term capital gain or loss if the Unitholder’s redeemed Common Units have been held for more than one year at the time payment is made in respect of the Repurchase Instrument. The amount realized will include the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for federal income tax purposes), if any, as well as any proceeds from the payment in respect of the Repurchase Instrument.

Upon a Unitholder’s partial or complete withdrawal from the Fund, the Fund will allocate its gains and losses for U.S. federal income tax purposes to eliminate, as nearly as possible, the difference, if any, between the Unitholder’s capital account for, and tax basis in, the withdrawn interest. These allocated gains and losses may be long-term or short-term capital gains and losses, and a withdrawing Unitholder may therefore recognize a short-term or long-term capital gain or loss as a result of a withdrawal, regardless of the Unitholder’s holding period for its Common Units. To the extent that a disparity between the Unitholder’s capital account and tax basis for the withdrawn interest is not eliminated as a result of these allocations, a withdrawing Unitholder will generally recognize a taxable gain or loss as if it had sold its withdrawn interest, as described in the previous paragraph.

Gains recognized upon cash distributions, withdrawals or sales may be treated as ordinary income, taxable at ordinary income tax rates, to the extent that the cash proceeds are attributable to the Unitholder’s allocable share of the Fund’s “unrealized receivables” or “substantially appreciated inventory,” each as defined in Section 751 of the Code.

Qualified Dividends and Certain Capital Gains. Reduced U.S. federal income tax rates apply to (a) capital gains received by individuals and (b) “qualified dividend income” received by individuals from certain domestic and foreign corporations. The reduced rates applicable to capital gains will also apply to capital gains recognized by Unitholders who sell Common Units that they have held for more than one year (except as otherwise provided by Section 751 of the Code as discussed in “Distributions; Sales of Common Units” above). The reduced rates cease to apply for taxable years beginning after December 31, 2010, after which they are scheduled to be increased to 20% for long-term capital gains and to ordinary income rates for dividends.

Alternative Minimum Tax. In certain circumstances, individuals, corporations and other taxpayers may be subject to an alternative minimum tax in addition to regular tax. A Unitholder’s potential alternative minimum tax liability may be affected by reason of an investment in the Fund. The extent, if any, to which the alternative minimum tax applies will depend on each Unitholder’s particular circumstances for each taxable year.

Tax Elections and Certain Basis Adjustments. The Fund does not currently intend to make an election under Section 754 of the Code (such an election would adjust the Fund’s tax basis in its assets in connection with, among other things, a sale of Common Units). The Adviser, as the tax matters oartner, has sole and absolute discretion to make all tax elections for the Fund.

Regardless of whether the Fund makes a 754 election, the Fund will be required to reduce the tax basis in its remaining property following certain distributions in liquidation of a Unitholder’s interest. This would occur when, subject to a de minimis exception, the departing Unitholder recognizes a loss upon the liquidation or takes property distributed in kind with a tax basis that is in excess of its tax basis in the hands of the Fund immediately before the distribution. These reductions in tax basis are intended to prevent certain duplications of losses.

Reports to Unitholders. The Fund will not be able to deliver Schedules K-1 to Unitholders prior to April 15 of each year, and prospective investors should assume that they will be required to obtain extensions for filing their U.S. federal, state and local income tax returns each year. The Fund will provide Unitholders with estimated annual U.S. federal income tax information prior to April 15, assuming the Fund is able to obtain such information.

Tax Audits. The IRS may audit Fund information tax returns at the Fund level in a unified entity proceeding. The Adviser would represent the Fund at any such audit as the so-called tax matters partner and has considerable authority to make decisions affecting the tax treatment and procedural rights of the Unitholders. The Adviser may also generally enter into settlement agreements with the IRS that bind Unitholders and consent on behalf of the Fund to extend the statute of limitations for assessing a deficiency with respect to a Fund item. Successful adjustments by the IRS of Fund items of income, gain, loss, deduction or expense could change a Unitholder’s U.S. federal income tax liabilities.

Reportable Transactions and Certain Tax Filing Requirements. Treasury Regulations require that certain taxpayers participating in a “reportable transaction” must disclose such participation to the IRS. The scope and application of these rules is not completely clear. An investment in the Fund may be considered participation in a “reportable transaction” if, for example, the Fund recognizes certain significant losses. If an investment in the Fund constitutes participation in a “reportable transaction,” the Fund and the Unitholders may be required to file IRS Form 8886 with the IRS, including attaching it to their U.S. federal income tax returns, thereby disclosing certain information relating to the Fund to the IRS. In addition, the Fund and its advisors may be required to maintain a list of the Unitholders and to furnish this list and certain other information to the IRS. Prospective investors are urged to consult their own tax advisors regarding the applicability of these rules to an investment in the Fund.

Certain Considerations for Tax-Exempt Unitholders. An investment in the Fund will generate unrelated business taxable income for U.S. federal income tax purposes (and may have other adverse tax consequences) for pension funds, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt investors. Accordingly, such prospective Unitholders are urged to consult their own tax advisors concerning possible federal, state, local and non-U.S. tax consequences from an investment in the Fund.

Certain Considerations for Non-U.S. Unitholders. The discussion under this heading applies to certain Unitholders who are not “U.S. persons” as determined for U.S. federal income tax purposes (“non-U.S. Unitholders”). The term “U.S. person” means:

—a citizen or individual resident of the United States;

—a corporation created or organized under the laws of the United States or any political subdivision thereof or therein;

—an estate the income of which is subject to U.S. federal income taxation regardless of source; or

—a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner or other beneficial owner in a partnership or other flow-through entity generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships (including beneficial owners of pass-through entities and such entities themselves) should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Given the nature of the Fund’s investment activities, each non-U.S. Unitholder will be treated as engaged in a U.S. trade or business as determined for U.S. federal income tax purposes and each non-U.S. Unitholder generally would be subject to regular U.S. federal income taxation on its allocable share of Fund income effectively connected with such trade or business. In such case, each non-U.S. Unitholder would be required to file a U.S. federal income tax return reporting its allocable share of such effectively connected Fund income and to pay U.S. federal income tax at regular U.S. rates on that income. In addition, the Fund would be required to withhold and pay over to the IRS certain amounts with respect to such income. Any amount so withheld would be creditable against the non-U.S. Unitholder’s ultimate U.S. federal income tax liability, and the non-U.S. Unitholder would be entitled to a refund to the extent that the amount withheld exceeded such Unitholder’s U.S. federal income tax liability for the taxable year. Finally, a corporate non-U.S. Unitholder’s allocable share of Fund income may be subject to a 30% U.S. branch profits tax.

Regardless of whether the Fund is treated as engaged in a U.S. trade or business, Fund allocations of dividends and certain interest income to Non-U.S. Unitholders will be subject to U.S. withholding tax of 30% (unless reduced or eliminated by an applicable treaty). In addition, certain dividend, interest and other income received by the Fund from sources outside of the United States may be subject to withholding taxes imposed by other countries. The Fund may also be subject to income and withholding taxes in certain other countries. Applicable tax treaties may affect, reduce or eliminate such taxes. There may, however, be limitations on the ability of the Fund and the Non-U.S. Unitholders to claim the benefits of such treaties.

In general, different rules from those described above apply in the case of non-U.S. Unitholders subject to special treatment under U.S. federal income tax law, including a non-U.S. Unitholder:

—who has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business;

—who is an individual present in the United States for 183 or more days or has a “tax home” in the United States for U.S. federal income tax purposes; or

—who is a former citizen or resident of the United States

Non-U.S. Unitholders are urged to consult their U.S. tax advisers regarding the tax consequences of investing in the Fund.

New Legislation With Respect to Certain U.S. Tax Reporting Requirements. After December 31, 2013, withholding at a rate of 30% will be required in certain circumstances on dividends, interest and certain other payments made by U.S. persons (and, after December 31, 2014, on the gross proceeds from the sale of stock, debt and certain other instruments issued by U.S. persons), where the interests are held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which the Common Units are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Common Units held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. unitholders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in Common Units

State, Local and Non-U.S. Tax Consequences. In addition to the U.S. federal income tax consequences described above, prospective Unitholders will likely be subject to other taxes, including state and local franchise, withholding, income, capital gain, or other tax payment obligations that are imposed by the various jurisdictions in which an MLP in which the Fund invests does business or owns property. An Unitholder may be required to file state and local income tax returns and to pay state and local income taxes in many or all of the jurisdictions in which an MLP in which the Fund invests is deemed to be doing business. These state and local income tax filing requirements may be significant, and an Unitholder may be subject to penalties for failure to comply with these requirements. It is the responsibility of each Unitholder to file all federal, state, and local tax returns and to pay any applicable taxes due with such returns.

10.5 Outstanding Securities. As of September 28, 2012, the Fund had outstanding securities as set forth in the following table:

Title of Class	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount Shown Under Previous Column
Common Units	Unlimited	0 Common Units	26,412 Common Units

10.6 Securities Ratings. None.

Item 11	Defaults and Arrears on Senior Securities

Not Applicable.

Item 12	Legal Proceedings

Not Applicable.

Item 13	Table of Contents of Statement of Additional Information

Not Applicable.

Part B–INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Item 14	Cover Page

Not Applicable.

Item 15	Table of Contents

Not Applicable.

Item 16	General Information and History

Not Applicable.

Item 17	Investment Objective and Policies

See Item 8 of Part A.

Item 18	Management

18.1 Set forth below is information with respect to each of the Trustees and officers of the Fund, including their principal occupations during the past five years. The business address of the Fund, its Trustees and Officers is 8117 Preston Road, Suite 440, Dallas, Texas 75225.

Board of Trustees:

Name and Year of Birth	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupations During Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
Independent Trustees
Brian R. Bruce (1955)	Trustee and Chairman of the Audit Committee	Trustee since 2010	Chief Executive Officer, Hillcrest Asset Management, LLC (2008 - present) (registered investment adviser). Previously, Director of Southern Methodist University’s ENCAP Investment & LCM Group Alternative Asset Management Center (2006 - 2011). Previously, Chief Investment Officer of Panagora Asset Management, Inc. (1999 - 2007) (investment management company).	5	CM Advisers Family of Funds (2 series) (2003 - present) and Dreman Contrarian Funds (2 series) (2007 - present).

Edward N. McMillan (1947)	Trustee and Lead Independent Trustee	Trustee since 2010	Retired. Private investor with over 35 years of experience in asset management, investment banking and general business matters.	5	None.
Ronald P. Trout (1939)	Trustee and Chairman of the Nominating, Corporate Governance and Compensation Committee	Trustee since 2010	Retired. Previously, founding partner and Senior Vice President of Hourglass Capital Management, Inc. (1989 - 2002) (investment management company).	5	Dorchester Minerals LP (2008 - present) (acquisition, ownership and administration of natural gas and crude oil royalty, net profits and leasehold interests in the U.S.)
Interested Trustee
Jerry V. Swank(2) (1951)	Trustee, Chairman of the Board, Chief Executive Officer and President	Trustee since 2010	Managing Partner of the Investment Adviser and founder Swank Capital, LLC of (2000 - present).	5	E-T Energy Ltd. (2008 - present). (developing, operating, producing and selling recoverable bitumen); Central Energy Partners, LP (storage and transportation of refined petroleum products and petrochemicals).

(1)	The “Fund Complex” includes the Fund and each other registered investment company for which the Investment Adviser serves as investment adviser. As of the date hereof, there are five funds, including the Fund, in the Fund Complex.
(2)	Mr. Swank is an “interested person” of the Fund, as defined under the 1940 Act, by virtue of his position as Managing Partner of the Investment Adviser.

Executive Officers:

The following information relates to the executive officers of the Fund who are not Trustees. The officers of the Fund are appointed by the Board and serve until their respective successors are chosen and qualified.

Name and Year of Birth	Position	Length of Time Served	Principal Occupation During the Past Five Years
John H. Alban (1963)	Chief Financial Officer and Treasurer	Officer Since 2010	Chief Operating Officer (“COO”) and Chief Financial Officer of the Investment Adviser (2010 - present). Previously, Chief Administrative Officer of NGP Energy Capital Management (2007 - 2009); COO of Spinnerhawk Capital Management, L.P. (2005 - 2007)
Daniel L. Spears (1972)	Executive Vice President	Officer Since 2010	Partner and portfolio manager of the Investment Adviser (2006 - present). Executive Vice President of other funds in the Fund Complex. Previously, investment banker at Banc of America Securities, LLC (1998 - 2006).
Barry Y. Greenberg (1963)	Chief Compliance Officer and Secretary	Officer Since 2010	General Counsel and Chief Compliance Officer of the Investment Adviser (2010-present); Partner at Akin Gump Strauss Hauer & Feld LLP (2005 - 2010); Vice President, Legal, Compliance and Administration at American Beacon Advisors (1995 - 2005); Attorney and Branch Chief at the U.S. Securities and Exchange Commission (1988 - 1995).
Elizabeth F. Toudouze (1962)	Executive Vice President	Officer Since 2010	Partner of the Investment Adviser (2006 – present). Previously, ran a family office.

John M. Musgrave (1982)	Vice President	Officer Since 2012	Vice President and Research Analyst of the Investment Adviser (2007 - present). Previously, an investment banker at Citigroup (2005 - 2007) and a research analyst at UBS Investment Bank (2004 - 2005).

18.2 See Item 18.1.

18.3 None.

18.4 None

18.5 (a) The primary responsibility of the Board of Trustees is to represent the interests of the Fund and to provide oversight of the management of the Fund. The Fund’s day-to-day operations are managed by the Investment Adviser and other service providers who have been approved by the Board. The Board is currently comprised of four Trustees, three of whom are classified under the 1940 Act as “non-interested” persons of the Fund (“Independent Trustees”) and one of whom is classified as an interested person of the Fund (“Interested Trustee”). Generally, the Board acts by majority vote of all the Trustees, including a majority vote of the Independent Trustees if required by applicable law.

An Interested Trustee, Mr. Jerry V. Swank, currently serves as Chairman of the Board. The Chairman of the Board presides at meetings of the Board and acts as a liaison with service providers, officers, attorneys and other Trustees generally between meetings, and performs such other functions as may be requested by the Board from time to time.

The Independent Trustees have selected Mr. Edward N. McMillan as lead Independent Trustee. The lead Independent Trustee participates in the planning of Board meetings, seeks to encourage open dialogue and independent inquiry among the trustees and management, and performs such other functions as may be requested by the Independent Trustees from time to time.

The Board meets regularly four times each year to discuss and consider matters concerning the Fund, and also holds special meetings to address matters arising between regular meetings. Regular meetings generally take place in-person; other meetings may take place in-person or by telephone. The Independent Trustees are advised by independent legal counsel and regularly meet outside the presence of Fund management.

The Trustees have determined that the efficient conduct of the Trustees’ affairs makes it desirable to delegate responsibility for certain specific matters to committees of the Board. The committees meet as often as necessary, either in conjunction with regular meetings of the Board or otherwise. The committees of the Board are the Audit Committee and the Nominating, Corporate Governance and Compensation Committee. The functions and role of each Committee are described below under “Board Committees.” The membership of each Committee consists of all of the Independent Trustees, which the Board believes allows them to participate in the full range of the Board’s oversight duties.

The Board has determined that this leadership structure, including a Chairman of the Board who is an Interested Trustee, a Lead Independent Trustee, a supermajority of Independent Trustees and Committee membership limited to Independent Trustees, is appropriate in light of the characteristics and circumstances of the Fund. In reaching this conclusion, the Board considered, among other things, the role of the Investment Adviser in the day-to-day management of Fund affairs, the extent to which the work of the Board will be conducted through the Committees, the projected net assets of the Fund and the management, distribution and other service arrangements of the Fund. The Board also believes that its structure, including the presence of one Trustee who is an executive officer of the Investment Adviser, facilitates an efficient flow of information concerning the management of the Fund to the Independent Trustees.

The Fund has retained the Investment Adviser to provide investment advisory services and certain administrative services. The Investment Adviser is primarily responsible for the management of risks that may arise from Fund investments and operations. Certain employees of the Investment Adviser serve as the Fund’s officers, including the Fund’s President, Chief Executive Officer and Chief Financial Officer. The Board of Trustees oversees the performance of these functions by the Investment Adviser, both directly and through the Committee structure the Board has established. The Board will receive from the Investment Adviser reports on a regular and as-needed basis relating to the Fund’s investment activities and to the actual and potential risks of the Fund, including reports on investment risks, compliance with applicable laws, and the Fund’s financial accounting and reporting. In addition, the Board will meet periodically with the portfolio managers of the Fund to receive reports regarding the portfolio management of the Fund and its performance and investment risks.

In addition, the Board has appointed a Chief Compliance Officer (“CCO”). The CCO oversees the development of compliance policies and procedures of the Fund that are reasonably designed to minimize the risk of violations of the federal securities laws (“Compliance Policies”). The CCO reports directly to the Independent Trustees, and will provide presentations to the Board at its quarterly meetings and an annual report on the application of the Compliance Policies. The Board will discuss relevant risks affecting the Fund with the CCO at these meetings. The Board has approved the Compliance Policies and will review the CCO’s reports. Further, the Board will annually review the sufficiency of the Compliance Policies, as well as the appointment and compensation of the CCO.

18.5 (b) Messrs. Bruce, McMillan and Trout, who are not “interested persons” of the Fund, as defined in the 1940 Act, serve on the Fund’s Audit Committee. Mr. Bruce serves as chairman of the Audit Committee. The Audit Committee is generally responsible for reviewing and evaluating issues related to the accounting and financial reporting policies and internal controls of the Fund and, as appropriate, the internal controls of certain service providers, overseeing the quality and objectivity of the Fund’s financial statements and the audit thereof and acting as a liaison between the Board and the Fund’s independent registered public accounting firm.

Messrs. Bruce, McMillan and Trout, who are not “interested persons” of the Fund, as defined in the 1940 Act, serve on the Fund’s Nominating, Corporate Governance and Compensation Committee. Mr. Trout serves as chairman of the Nominating, Corporate Governance and Compensation Committee. As part of its duties, the Nominating, Corporate Governance and Compensation Committee makes recommendations to the full Board with respect to candidates for the Board in the event that a position is vacated or created. The Nominating, Corporate Governance and Compensation Committee would consider Trustee candidates recommended by Unitholders if a vacancy were to exist. Such recommendations should be forwarded to the Secretary of the Fund. In considering candidates submitted by Unitholders, the Nominating, Corporate Governance and Compensation Committee will take into consideration the needs of the Board and the qualifications of the candidate.

During the most recently completed fiscal year, the Board held 5 meetings, the Audit Committee held 1 meeting and the Nominating, Corporate Governance and Compensation Committee held 2 meetings.

18.6 (a) See Item 18.1.

18.6 (b) See Item 18.1.

18.7 The Trustees owned the following dollar ranges of equity securities in the Fund as of the end of the most recently completed calendar year:

Name of Trustee	Dollar Range of Equity Securities in the Fund		Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
INDEPENDENT TRUSTEES:
Brian R. Bruce	None		$50,001-$100,000
Edward N. McMillan	None		$50,001-$100,000
Ronald P. Trout	None		$50,001-$100,000

INTERESTED TRUSTEE:
Jerry V. Swank	Over $100,000	(2)	Over $100,000	(2)

(1)	The “Family of Investment Companies” includes the Fund and each other registered investment company for which the Investment Adviser serves as investment adviser. As of the date hereof, there are five funds, including the Fund, in the Family of Investment Companies.
(2)	Mr. Swank may be deemed to be a beneficial owner of Fund common units held by an affiliate of the Investment Adviser by virtue of his control of the Investment Adviser and of such affiliate.

18.8 Not Applicable.

18.9 Not Applicable.

18.10 Not Applicable.

18.11 Not Applicable.

18.12 Not Applicable.

18.13 Each Trustee who is not an “interested person,” as defined by the 1940 Act, of the Fund is paid: (i) an annual retainer of $25,000; (ii) a fee of $2,000 for each in-person meeting of the Board attended; (iii) a fee of $1,000 for each Audit Committee meeting attended; and (iv) a fee of $500 for each telephonic meeting of the Board attended; provided, however, that each Trustee has agreed to waive all or a portion of such fees until the Fund acquires $100 million of assets. Officers of the Fund, all of whom are members, officers, or employees of the Investment Adviser, or their affiliates, receive no compensation from the Fund.

Trustee(1)	Aggregate Estimated Compensation From Fund(2)(4)	Total Compensation from Fund and Fund Complex Paid to Trustees(3)(4)
INDEPENDENT TRUSTEES:
Brian R. Bruce	$35,000	$70,000
Edward N. McMillan	$35,000	$70,000
Ronald P. Trout	$35,000	$70,000

(1)	Trustees not entitled to compensation are not included in the table.

(2) The Fund does not accrue or pay retirement or pension benefits to Trustees as of the date of hereof.

(3) The “Fund Complex” includes the Fund and each other registered investment company for which the Investment Adviser serves as investment adviser. As of the date of this SAI, there are five funds, including the Fund, in the Fund Complex.

(4) Each Trustee has agreed to waive all or a portion of the fees payable by the Fund until the Fund acquires $100 million of assets.

18.14 Not Applicable.

18.15 Code of Ethics. The Fund and the Investment Adviser have each adopted a Code of Ethics (the “Code of Ethics”) in accordance with Rule 17j-1 of the 1940 Act. Persons subject to the Code of Ethics are permitted to purchase securities, but such persons are not permitted to purchase or sell, directly or indirectly, any security in which such person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership and which to such person’s actual knowledge at the time of such purchase or sale is being considered for purchase or sale or being purchased or sold by the Fund. Persons subject to the Code of Ethics may not purchase or sell securities unless cleared to do so by the Compliance Officer of the Fund or the Investment Adviser, as appropriate. The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of the Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549- 0102.

18.16 The Fund has delegated the voting of proxies, if any, relating to its portfolio securities to the Investment Adviser. Information on how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 will be available without charge, upon request, by calling 800-595-9111. The information will also be available on the SEC’s web site at www.sec.gov.

18.17 The Board of Trustees has determined that each Trustee should to serve as such based on several factors (none of which alone is decisive). Among the factors the Board of Trustees considered when concluding that an individual should serve on the Board of Trustees were the following: (i) availability and commitment to attend meetings and perform the responsibilities of a Trustee, (ii) personal and professional background, (iii) educational background, (iv) financial expertise, and (v) ability, judgment, attributes and expertise. In respect of each current Trustee, the individual’s professional accomplishments and prior experience, including, in some cases, in fields related to the operations of the Fund, were a significant factor in the determination that the individual should serve as a trustee of the Fund.

Following is a summary of various qualifications, experiences and skills of each Trustee (in addition to business experience during the past five years as set forth in the table in Item 18.1) that contributed to the Board of Trustee’s conclusion that an individual should serve on the Board of Trustees. References to the qualifications, attributes and skills of Trustees do not constitute the holding out of any Trustee as being an expert under Section 7 of the 1933 Act or the rules and regulations of the SEC.

Brian R. Bruce. Mr. Bruce has served as a Trustee of funds in the Fund Complex since 2007. Through his experience as a Trustee of and Chairman of the Audit Committee of Fund in the Fund Complex and certain other registered investment companies, as a professor at Southern Methodist University’s Cox School of Business and Director of the ENCAP Investments & LCM Group Alternative Asset Management Center and as a chief executive officer, and formerly chief investment officer, of investment management firms, Mr. Bruce is experienced in financial, accounting, regulatory and investment matters.

Edward N. McMillan. Mr. McMillan has served as a Trustee of Funds in the Fund complex since 2007. Through his experience as lead independent Trustee of Funds in the Fund complex, 35 years of investment management experience, including as president of a small cap equity management firm, and prior service as chairman of the board of four registered investment companies, Mr. McMillan is experienced in financial, regulatory and investment matters.

Ronald P. Trout. Mr. Trout has served as a Trustee of Funds in the Fund complex since 2007. Through his experience as a Trustee of Funds in the Fund complex, as founding partner and senior vice president of an investment management firm and his service on the board of a publicly traded natural resources company, Mr. Trout is experienced in financial, regulatory and investment matters.

Jerry V. Swank. Mr. Swank has served as a Trustee of Funds in the Fund complex since 2007. Through his experience as a Trustee and chairman of the Board of Trustees of Funds in the Fund complex, managing partner of the Investment Adviser and founder of Swank Capital, LLC and his extensive professional experience, with investment firms and an oil & gas research and consulting, Mr. Swank is experienced in financial, regulatory and investment matters.

Item 19 Control Persons and Principal Holders of Securities

As of September 28, 2012, no Unitholder owned more than 25% of the Fund’s Common Units.

As of September 28, 2012, to the knowledge of the Fund, no person beneficially owned more than 5% of the voting securities of any class of equity securities of the Fund.

Item 20 Investment Advisory and Other Services

20.1 See Item 9 – Management.

20.2 Not Applicable.

20.3 See Item 9(f).

20.4 Not Applicable.

20.5 Not Applicable.

20.6 U.S. Bank, National Association (the “Custodian”), 1555 N. River Center Drive, Suite 302, Milwaukee, WI 53212, serves as custodian for the Fund pursuant to the Custodian Agreement with the Fund (the “Custodian Agreement”). The Custodian is responsible for, among other things, receipt of and disbursement of funds from the Fund’s accounts, establishment of segregated accounts as necessary, and transfer, exchange and delivery of Fund portfolio securities.

20.7 Rothstein, Kass & Company of 4 Becker Farm Road, Roseland, NJ 07068, has been selected as independent registered public accountant for the Fund and in such capacity will audit the Fund’s annual financial statements and financial highlights.

20.8 The Fund pays the Custodian a monthly fee computed at an annual rate of 0.40% of the Fund’s Managed Assets, subject to a minimum annual fee of $4,800. The Fund will also pay for portfolio transaction and out-of-pocket fees.

Item 21 Portfolio Managers

21.1. Other Accounts Managed. Jerry V. Swank, Elizabeth F. Toudouze and John M. Musgrave (the “portfolio managers”) are primarily responsible for the day-today management of the Fund’s portfolio. The following section discusses the accounts managed by the portfolio managers, the structure and method of their compensation and potential conflicts of interest.

Other Accounts Managed by the Portfolio Manager. The following table reflects information regarding accounts for which the portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (a) registered investment companies, (b) other pooled investment accounts, and (c) other accounts.

As of September 28, 2012, Mr. Swank managed or was a member of the management team for the following client accounts (including the Fund):

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	5	$1,057 million	0	0
Pooled Investment Vehicles Other Than Registered Investment Companies	6	$783 million	6	$783 million
Other Accounts	1	$15 million	1	$15 million

As of September 28, 2012, Ms. Toudouze managed or was a member of the management team for the following client accounts (including the Fund):

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	1	$19 million	0	0
Pooled Investment Vehicles Other Than Registered Investment Companies	0	$0	0	0
Other Accounts	4	$237 million	1	$56 million

As of September 28, 2012, Mr. Musgrave managed or was a member of the management team for the following client accounts (including the Fund):

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	1	$19 million	0	0
Pooled Investment Vehicles Other Than Registered Investment Companies	3	$140 million	3	$140 million
Other Accounts	1	$15 million	1	$15 million

21.2. Compensation. Messrs. Swank, Toudouze and Musgrave are compensated by the Investment Adviser. Mr. Swank and Ms. Toudouze are principals of the Investment Adviser and are compensated through partnership distributions that are based primarily on the profits and losses of the Investment Adviser. The partnership distributions are affected by the amount of assets the Investment Adviser manages and the appreciation of those assets, particularly over the long-term, but are not determined with specific reference to any particular performance benchmark or time period. Mr. Musgrave receives a fixed salary and a discretionary bonus based on the pre-tax performance of the Fund and other portfolios for which he serves as a portfolio manager. Some of the other accounts managed by Messrs Swank and Musgrave and Ms. Toudouze have investment strategies that are similar to the Fund’s investment strategy. However, the Investment Adviser manages potential material conflicts of interest by allocating investment opportunities in accordance with its allocation policies and procedures.

21.3 As of the date hereof, the portfolio managers of the Fund do not beneficially own units of the Fund. Mr. Swank may be deemed to be a beneficial owner of Fund common units held by an affiliate of the Investment Adviser by virtue of his control of the Investment Adviser and of such affiliate. See Item 18.7.

Item 22 Brokerage Allocation and Other Practices

22.1 Subject to the oversight of the Board of Trustees, the Investment Adviser is responsible for decisions to buy and sell securities for the Fund, the negotiation of the commissions to be paid on brokerage transactions, the prices for principal trades in securities, and the allocation of portfolio brokerage and principal business. It is the policy of the Investment Adviser to seek the best execution at the best security price available with respect to each transaction in light of the overall quality of brokerage and research services provided to the Investment Adviser. In selecting broker/dealers and in negotiating commissions, the Investment Adviser will consider, among other things, the firm’s reliability, the quality of its execution services on a continuing basis and its financial condition.

Section 28(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), permits an investment adviser, under certain circumstances, to cause an account to pay a broker or dealer who supplies brokerage and research services a commission for effecting a transaction in excess of the amount of commission another broker or dealer would have charged for effecting the transaction. Brokerage and research services include (a) furnishing advice as to the value of securities, the advisability of investing, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (b) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (c) effecting securities transactions and performing functions incidental to those transactions (such as clearance, settlement, and custody).

In light of the above, in selecting brokers, the Investment Adviser may consider investment and market information and other research, such as economic, securities and performance measurement research, provided by such brokers, and the quality and reliability of brokerage services, including execution capability, performance, and financial responsibility. Accordingly, the commissions charged by any such broker may be greater than the amount another firm might charge if the Investment Adviser determines in good faith that the amount of such commissions is reasonable in relation to the value of the research information and brokerage services provided by such broker to the Investment Adviser or to the Fund. The Investment Adviser believes that the research information received in this manner provides the Fund with benefits by supplementing the research otherwise available to the Investment Adviser.

The Investment Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities on behalf of the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations between the Fund and other advisory accounts, the main factors considered by the Investment Adviser are the investment objective, the relative size of portfolio holding of the same or comparable securities, the availability of cash for investment and the size of investment commitments generally held, and the views of the persons responsible for recommending investments to the Fund and such other accounts and funds.

22.2 None.

22.3 See Item 22.1.

22.4 None.

22.5 None.

Item 23 Tax Status

See Item 10.4.

Item 24 Financial Statements

Fiscal Year Ended November 30, 2011

INDEPENDENT AUDITORS’ REPORT

To the Participants and Board of Trustees of

The Cushing MLP Infrastructure Fund

We have audited the accompanying statement of assets and liabilities of The Cushing MLP Infrastructure Fund (the “Fund”), including the condensed schedule of investments, as of November 30, 2011, and the related statements of operations, changes in net assets and cash flows for the year then ended. These financial statements are the responsibility of the management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cushing MLP Infrastructure Fund as of November 30, 2011, and the results of its operations, changes in its net assets and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein Kass

Dallas, Texas

March 7, 2012

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2011

Assets

Investments in securities, at fair value (cost $11,697,138)	$12,032,302
Due from broker	515,325
Other assets	20,265

Total assets	12,567,892

Liabilities

Advance subscriptions	400,000
Due to Adviser	30,000
Management fee payable	109

Total liabilities	430,109

Net assets	$12,137,783

Units outstanding	18,334.46

Net asset value per unit	$662.02

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS

November 30, 2011

Investment income
Dividends	$552,496

Expenses

Management fee	96,486
Professional fees and other	64,900

Total expenses, before expenses paid by Adviser	161,386
Expenses paid by Adviser	(58,561)

Total expenses, net of expenses paid by Adviser	102,825

Net investment income	449,671

Realized and unrealized gain (loss) on investments

Net realized gain on securities	494,756
Net change in unrealized appreciation or depreciation on securities	(126,930)

Net gain on investments	367,826

Net change in net assets resulting from operations	$817,497

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Year Ended November 30, 2011

Operations
Net investment income	$449,671
Net realized gain on securities	494,756
Net change in unrealized appreciation or depreciation on securities	(126,930)

Net change in net assets resulting from operations	817,497

Distributions to unitholders	(441,156)

Unit transactions
Proceeds from unitholder subscriptions	6,838,000
Distribution reinvestments	371,210
Payments for redemptions	(340,000)

6,869,210

Net change in net assets	7,245,551

Net assets, beginning of year	4,892,232

Net assets, end of year	$12,137,783

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Year Ended November 30, 2011

Cash flows from operating activities
Net change in net assets resulting from operations	$817,497
Adjustments to reconcile net change in net assets resulting from operations to net cash used in operating activities:
Net realized gain on securities	(494,756)
Net change in unrealized appreciation or depreciation on securities	126,930
Changes in operating assets and liabilities:
Purchases of investments in securities	(18,694,656)
Proceeds from sales of investments in securities	11,968,937
Due from broker	(515,325)
Other assets	6,235
Receivable from Adviser	4,000
Due to Adviser	30,000
Management fee payable	(3,896)
Due to broker	(43,020)
Accrued expenses	(30,000)

Net cash used in operating activities	(6,828,054)

Cash flows from financing activities
Proceeds from issuance of units, net of advance subscriptions	7,238,000
Payments for redemption of units	(340,000)
Dividends paid to unitholders	(69,946)

Net cash provided by financing activities	6,828,054

Net change in cash	—

Cash, beginning of year	—

Cash, end of year	$—

See accompanying notes to financial statements.

CONDENSED SCHEDULE OF INVESTMENTS

Year Ended November 30, 2011

	Number of Shares	Percentage of Net Assets	Fair Value
Investments in securities, at fair value

Master limited partnerships
United States
Crude oil/refined products, pipelines and storage
Kinder Morgan Energy Partners, L.P.	5,300	3.4%	$414,460
Other		31.0	3,772,242
Natural gas gathering/processing
Targa Resources Partners LP	15,438	4.8	579,388
Other		20.2	2,446,076
Natural gas/natural gas liquid pipelines and storage
Energy Transfer Partners, L.P.	11,800	4.3	516,368
Energy Transfer Equity, L.P.	12,980	3.8	458,064
Other		16.3	1,988,623
Coal		7.8	949,786

Total master limited partnerships (cost $10,806,192)		91.6	11,125,007

Common stocks
United States
Natural gas gathering/processing
Targa Resources, Inc.	16,500	4.7	570,405
Crude oil/refined products, pipelines and storage
Kinder Morgan, Inc.	11,420	2.8	336,890

Total common stocks (cost $890,946)		7.5	907,295

Total investments in securities, at fair value (cost $11,697,138)		99.1%	$12,032,302

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

The Cushing MLP Infrastructure Fund (the “Fund”), was organized as a Delaware statutory trust, pursuant to an agreement and declaration of trust, dated January 15, 2010 (the “Declaration of Trust”). The Fund’s investment objective is to seek to produce current income and capital appreciation. The Fund anticipates that it will register as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended at such time, if any, as the Fund accepts in excess of 99 investors. The Fund commenced operations on March 1, 2010. The Fund is managed by Cushing MLP Asset Management, LP (formerly known as Swank Energy Income Advisors, LP) (the “Adviser”). Refer to the Fund’s offering memorandum for more information.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification.

These financial statements were approved by management and available for issuance on March 7, 2012. Subsequent events have been evaluated through this date.

Fair Value — Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Fund uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2—Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Fund’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value — Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Fund in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value — Valuation Techniques and Inputs

Investments in Securities

Investments in securities that are freely tradable and are listed on major securities exchanges are valued at their last reported sales price as of the valuation date.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and include distributions from master limited partnerships.

Income Taxes

The Fund does not record a provision for U.S. federal, state, or local income taxes because the unitholders report their share of the Fund’s income or loss on their income tax returns. The Fund files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. Generally, the Fund is subject to income tax examinations by major taxing authorities for all tax years since its inception.

In accordance with GAAP, the Fund is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Fund has determined that it has not incurred any liability for unrecognized tax benefits as of November 30, 2011. The Fund does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Fund’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Fund’s management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Fund’s assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Fund’s significant accounting policies in Note 1. The following table presents information about the Fund’s assets measured at fair value as of November 30, 2011:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)
Investments in securities
Master limited partnerships	$11,125,007	$—	$—	$11,125,007
Common stocks	907,295	—	—	907,295

Total investments in securities	$12,032,302	$—	$—	$12,032,302

During the year ended November 30, 2011, the Fund did not have any significant transfers between any of the levels of the fair value hierarchy.

3. Due from broker

In the normal course of business, substantially all of the Fund’s securities transactions, money balances, and security positions are transacted through the Fund’s prime broker — BNP Paribas Prime Brokerage, Inc. The Fund is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Fund’s management monitors the financial condition of the prime broker and does not anticipate any losses from this counterparty.

NOTES TO FINANCIAL STATEMENTS

4. Unit transactions

Common units of beneficial interest (“Common Units”) of the Fund may be offered or sold in a private placement to persons who satisfy the suitability standards set forth in the offering memorandum. The Fund offers Common Units at which are generally expected to occur on the first business day of each month. Each investor’s subscription will be made in accordance with the subscription agreement and will be denominated in Common Units having a purchase price equal to the net asset value per Common Unit on the day following the first day of the month. Each investor will be issued a number of Common Units equal to the investor’s contribution divided by the purchase price per Common Unit. The Fund will notify each investor directly of the number of Common Units issued to such investor. As of November 30, 2011, the Fund had 18,334.46 Common Units outstanding.

In accordance with the offering memorandum, profits and losses of the Fund are allocated to unitholders according to their respective interests in the Fund.

The Fund generally intends to pay distributions quarterly, in such amounts as may be determined from time to time by the Fund’s Board of Trustees. Unless a unitholder elects otherwise, distributions, if any, will be automatically reinvested in additional Common Units in the Fund. As of November 30, 2011, the Fund issued 575.50 units through its dividend reinvestment plan.

Unitholders have redemption rights which contain certain restrictions with respect to rights of redemption of units as specified in the offering memorandum. Refer to the Fund’s offering memorandum for more information.

Advanced subscriptions represent amounts owed to unitholders for cash received prior to the effective date of such subscriptions.

5. Related party transactions

The Fund pays the Adviser a management fee, calculated and payable monthly in advance, equal to 0.083% (1.0% per annum) of the net assets of the Fund determined as of the beginning of each calendar month.

For the fiscal year ended November 30, 2011, the Adviser has agreed to pay for the Fund’s expenses on behalf of the Fund. As of November 30, 2011, the Adviser paid $58,561 of professional fees on behalf of the Fund.

The Adviser paid for $30,000 of the organizational costs on behalf of the Fund. This is included in due to Adviser on the statement of assets and liabilities.

Jerry V. Swank, the founder and managing partner of the Adviser, is Chairman of the Fund’s Board of Trustees.

6. Fund’s administrator

J.D. Clark & Company serves as the Fund’s administrator and performs certain administrative and clerical services on behalf of the Fund.

NOTES TO FINANCIAL STATEMENTS

7. Financial highlights

Financial highlights for the year ended November 30, 2011 are as follows:

Per unit operating performance
Net asset value, beginning of year	$619.78

Income from investment operations:
Net investment income	29.24
Net gain on investments	43.66

Total from investment operations	72.90

Distributions to unitholders	(30.66)

Net asset value, end of year	$662.02

Total return	12.0%

Ratio to average net assets
Expenses	1.6%
Expenses paid by Adviser	(0.6)

Net expenses	1.0%

Net investment income	4.6%

An individual unitholder’s return and ratios may vary based on the timing of capital transactions.

8. Subsequent events

From December 1, 2011 through March 7, 2012, the Fund accepted additional subscriptions of approximately $2,838,000.

On December 1, 2011 and March 1, 2012, the Fund issued 226.62 and 210.65 units, respectively, through its dividend reinvestment plan.

Part C—OTHER INFORMATION

Item 25 Financial Statements and Exhibits

25.1 See Item 24.

25.2 The exhibits to this Registration Statement are listed on the Schedule of Exhibits attached hereto.

Item 26 Marketing Arrangements

None.

Item 27 Other Expenses of Issuance and Distribution

Not applicable.

Item 28 Persons Controlled by or Under Common Control With Registrant

None

Item 29 Number of Holders of Securities

As of September 28, 2012.

Title of Class	Number of Record Holders
Common Units	100

Item 30 Indemnification

The Fund’s Declaration of Trust provides that none of the Trustees, the Investment Adviser, the Feeder Funds, the Feeder Funds’ trustees and investment managers, their respective affiliates nor any officer, director, trustee, member, manager, employee, stockholder, assignee, representative or agent of any such person (the “Indemnified Persons”) shall be liable, responsible or accountable in damages or otherwise to the Fund or any Unitholder for any loss, liability, damage, settlement, costs, or other expense (including reasonable attorneys’ fees) incurred by reason of any act or omission or any alleged act or omission performed or omitted by such person, in connection with the establishment, management or operations of the Fund unless such act or failure to act arises out of the bad faith, willful misfeasance, gross negligence or reckless disregard of such person’s duty to the Fund or such Unitholder, as the case may be (such conduct, “Disabling Conduct”).

With respect to a person who is an Indemnified Person solely by virtue of their relationship to a Feeder Fund, the amount of such indemnification shall not exceed the value of the relevant Feeder Fund’s investment in the Fund (other than payments that may be made from insurance policies to such person.)

The Fund’s Declaration of Trust provides that the Fund will indemnify the Indemnified Persons with respect to any act or omission described above to the fullest extent authorized and in the manner permitted by applicable federal and state law. A successful claim for indemnification could reduce the Fund’s assets available for distribution to the Unitholders.

The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Fund shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

The Investment Management Agreements, the Administration Agreements and the Placement Agent Agreement contain parallel indemnification provisions for the benefit of the Investment Adviser, the Administrator, and the Placement Agent, respectively.

The Fund may purchase and maintain, at its own expense, insurance in amounts customary in its business, on behalf of the Trustees, Investment Adviser, Administrator, Placement Agent and their respective officers, directors or stockholders, or any agent appointed by the Trustees, Investment Adviser, Administrator or Placement Agent, which shall insure such parties against any liability asserted against all or any of them in any such capacity or arising out of their status as such. The Fund shall not incur the cost of any portion of any insurance which insures any party against liability the indemnification of which is prohibited by U.S. Federal or applicable state securities laws. Any indemnity must be paid from Fund assets, and the Unitholders shall have no personal liability on account thereof, except as provided by Delaware law.

Notwithstanding the foregoing, the Trustees, Investment Adviser, Administrator, Placement Agent and their respective affiliates, will not be indemnified for any liability to the extent (but only to the extent) that such indemnification will be in violation of applicable law.

Item 31 Business and Other Connections of Investment Adviser

For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of the Investment Adviser, reference is made to the Investment Adviser’s current Form ADV (File No. 801-63255), which shall be filed under the Investment Advisors Act of 1940, and incorporated herein by reference upon filing.

Item 32 Location of Accounts and Records

The accounts and records of the Fund are maintained in part at the office of the Investment Adviser at 8117 Preston Road, Suite 440, Dallas, TX 75225, in part at the offices of the Custodian with offices at 1555 N. River Center Drive, Suite 302, Milwaukee, WI 53212.

Item 33 Management Services

Except as described above in Item 9—Management, the Fund is not a party to any management service related contract.

Item 34 Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, the State of Texas, on this 6 day of November, 2012.

By:	/s/ Jerry V. Swank
Jerry V. Swank
Trustee, Chief Executive Officer and
President

SCHEDULE OF EXHIBITS TO FORM N-2

Exhibit Number	Exhibit
Exhibit A(1)	Agreement and Declaration of Trust(1)

Exhibit A(2)	Certificate of Amendment to Agreement and Declaration of Trust(1)

Exhibit B	By-Laws(1)

Exhibit C	None

Exhibit D	See Exhibit A and Exhibit B.

Exhibit E	None

Exhibit F	None

Exhibit G	Investment Management Agreement*

Exhibit H	Omitted pursuant to General Instruction G(3) of Form N-2.

Exhibit I	None

Exhibit J	Form of Custodian Agreement(1)

Exhibit K(1)	Form of Accounting Servicing Agreement(1)

Exhibit K(2)	Form of Fund Administration Servicing Agreement(1)

Exhibit L	Omitted pursuant to General Instruction G(3) of Form N-2.

Exhibit M	None

Exhibit N	Omitted pursuant to General Instruction G(3) of Form N-2.

Exhibit O	Omitted pursuant to General Instruction G(3) of Form N-2.

Exhibit P	None

Exhibit Q	None

Exhibit R(1)	Code of Ethics of the Fund(1)

Exhibit R(2)	Code of Ethics of the Investment Adviser(1)

*	Filed herewith
(1)	Incorporated herein by reference to the Fund’s registration statement on Form N-2 (File No. 811-22727), as filed with the SEC on August 1, 2012.